IMPERIAL

RECEIVED

2008 NOV 12 A 8:51

3 November 2008

Miss A Kein
Stop 3 – 4
Office of International Corporate Finance
Securities & Exchange Commission
WASHINGTON DC 20549 USA

[redacted]

08005817

Dear Anne, Imperial One International SUPPL

RE: ADR FACILITY

Please find enclosed a copy of the following announcements which were lodged with the Australian Securities Exchange Limited on 31 October 2008:

- Quarterly Activities Report and Appendix 5B
- Annual Report and Notice of Annual General Meeting

These announcements have been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

P.P.

D L Hughes
Secretary

PROCESSED
NOV 14 2008
THOMSON REUTERS

Dew 11/12

Imperial Corporation Limited ACN 002 148 361 • Level 7, 151 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 0244

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	IMPERIAL CORPORATION LIMITED
Fax number	0292510244
From	ASX Limited – Company Announcements Office
Date	31-Oct-2008
Time	11:57:04
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Annual Report and Notice of Annual General Meeting

RECEIVED
2008 NOV 12 A 8:43

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

IMPERIAL

RECEIVED

2008 NOV 12 A 8:43

31 October 2008

Company Announcements
Australian Securities Exchange Limited
Level 4
20 Bridge Street
Sydney NSW 2000

Dear Sir

RE: ANNUAL GENERAL MEETING

Please be advised that the Annual General Meeting of the Company will be held at the offices of Nexia Court & Co., Level 29 Tower Building, Australia Square, 264 George Street Sydney on Friday 28 November 2008 at 9.30am.

A copy of the Notice of Annual General Meeting together with a copy of the Year 2008 Annual Report as despatched to shareholders is attached.

Regards

D L Hughes
Company Secretary

Imperial Corporation Limited ACN 002 148 361 • Level 7, 151 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 0244

IMPERIAL

ABN 29 002 148 361

NOTICE OF ANNUAL GENERAL MEETING

2008

IMPORTANT INFORMATION
This document is important. Please read it carefully and if you require assistance, consult your legal or financial adviser.

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the 2008 Annual General Meeting of Imperial Corporation Limited ("**Company**") will be held at the offices of Nexia Court & Co., Level 29, Tower Building, Australia Square, 264 George Street, Sydney NSW at 9.30am on Friday 28 November 2008.

1. ORDINARY BUSINESS:

1.1 Financial Statements and Reports

To receive and consider the Financial Statements of the Company and the Consolidated Entity for the year ended 30 June 2008 and the reports of the Directors' and Auditors thereon.

1.2 Resolution 1: Adoption of Remuneration Report

To consider and, if thought fit, pass the following resolution as an ordinary resolution.

"That the Remuneration Report for the year ended 30 June 2008 included in the Directors' Report, which is attached to the Financial Statements as required under section 300A of the Corporations Act, be adopted by the Company."

Note: The Remuneration Report is set out on pages 10 to 12 of the Directors' Report contained in the 2008 Annual Report. In accordance with section 250R(3) of the Corporations Act, the votes cast in respect of this resolution are advisory only and do not bind the Company.

1.3 Resolution 2: Re-election of D H Sutton as a Director

To consider and, if thought fit, pass the following resolution as an ordinary resolution.

"That David Henty Sutton, having retired from office as a Director in accordance with article 50.1 of the company's constitution and, being eligible having offered himself for re-election, be re-elected as a Director."

1.4 Other Business

To transact any other business which, in accordance with the Company's Constitution and the Corporations Act, may be legally brought before an Annual General Meeting.

By Order of the Board of Directors

D L Hughes
Secretary

DATED 26 October 2008

This Notice of Meeting is accompanied by Explanatory Notes to shareholders which explain the purpose of the Meeting and the Resolutions to be considered at the Meeting.

EXPLANATORY STATEMENT

This Explanatory Statement is intended to provide shareholders of Imperial Corporation Limited ("Company") with sufficient information to assess the merits of the Resolutions contained in the accompanying Notice of Annual General Meeting of the Company.

The Directors recommend that shareholders read this Explanatory Statement in full before making any decision in relation to the Resolutions.

Financial Statements
The Financial Report, Directors' Report and Auditors Report for the Company for the year ended 30 June 2008 will be laid before the annual general meeting. There is no requirement for shareholders to approve the reports.

The Annual General Meeting provides a forum for shareholders to ask questions and make comments on the Company's reports and accounts and on the business and operations of the Company for the year ended 30 June 2008.

In addition, shareholders may, at the meeting, ask questions of the auditor in relation to the following matters:

The conduct of the audit, the content of the auditor's report, the accounting policies adopted by the Company for the preparation of the financial statements and the auditor's independence in relation to the above items.

Resolution 1 Adoption of Remuneration Report

Resolution 1 is proposed for the adoption of the Remuneration Report contained in the Directors' Report referred to in the first item of the agenda set out in the Notice. The Remuneration Report of the Company for the financial year ended 30 June 2008 is set out in the Directors' Report contained in the 2008 Annual Report on pages 10 to 12.

The vote on this resolution is advisory only and non-binding.

Resolution 2 Re-election of D H Sutton as a Director

David Sutton retires in accordance with Article 50.1 of the Company's Constitution which provides that at each Annual General Meeting one-third of the Directors must retire from office. The Directors to retire are those that have been longest in office since their last election or appointment.

Being eligible Mr Sutton offers himself for re-election.

Mr Sutton's qualifications, experience, other Directorships and shareholding in the Company are outlined in the Directors Report.

Determination of membership and voting entitlement

For the purpose of determining a person's entitlement to vote at the Annual General Meeting, a person will be recognised as a member of the Company and the holder of Shares if that person is registered as a holder of those Shares at 7.00pm Sydney time on 26 November 2008, being the second Business Day prior to the date of the Annual General Meeting.

Votes of Members

On a show of hands, each member present in person or by proxy (or, in the case of a body corporate, by a representative) at the Annual General meeting shall have one vote.

On a poll, every member present in person or by attorney or by proxy (or, in the case of a body corporate, by a representative) shall have one vote for each Share held provided that all shares are fully paid.

Level 7, 151 Macquarie Street
Sydney NSW 2000
PO Box R356, Royal Exchange NSW 1225

IMPERIAL

PROXY FORM

I/We ....
[please print]
of ....
[please print]

being a member of Imperial Corporation Limited appoint:

Name of Proxy:
....

Address of Proxy:
....

or failing him or her the Chairman of the Meeting as my/our proxy to vote on my/our behalf at the Annual General Meeting of the Company, to be held on 28 November 2008 and any adjournment of that Meeting.

If 2 Proxies are being appointed, the proportion of voting rights that this proxy is authorised to exercise is %. (The Company will supply an additional proxy form on request.)

PROXY INSTRUCTIONS

If you wish to instruct your proxy how to vote, insert X in the appropriate column against each item of business set out below.

I/We instruct my/our proxy to vote as follows:

RESOLUTIONS	FOR	AGAINST	ABSTAIN
1. Ordinary Resolution to adopt Remuneration Report	☐	☐	☐
2. Ordinary Resolution to re-elect D H Sutton	☐	☐	☐

Unless otherwise directed, the proxy holder may vote as he/she thinks fit, or abstain from voting.

The Chairman intends to vote all undirected proxies that he receives in favour of each Resolutions to be determined at the meeting.

If you do not wish to direct your proxy how to vote, please place a mark in the box ☐

By marking this box, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution and votes cast by him other than as proxy holder will be disregarded because of that interest.

DATE:

If the member is a company:

THE COMMON SEAL of
is affixed in accordance with its Company's
Constitution in the presence of:

____________________ ____________________
Secretary Director

If the member is an individual or joint shareholder:

____________________ ____________________
Signature Signature

Notes to Proxy – See over

NOTES TO THE PROXIES:

1. A member entitled to attend and vote at the meeting has the right to appoint a proxy. A member who is entitled to cast 2 or more votes may appoint 2 proxies and may specify the proportion or number of the member's votes each proxy is appointed to exercise. A proxy need not be a member of the Company.

2. A proxy for a corporation must be given under the seal of the corporation or under the hand of a duly authorised officer.

3. In order for proxy forms to be valid they must be delivered to the registered office of the Company, Level 7, 151 Macquarie Street, Sydney NSW 2000 or be sent by facsimile on 02 9251 0244 and, in each case be received not less than 48 hours before the time for holding the meeting.

4. If a proxy is signed by the member's attorney, the power of attorney or a certified copy of the power of attorney must be received by the Company not less than 48 hours before the time for holding the meeting.

5. The proxy form must be signed personally by the shareholder or his attomey, duly authorised in writing. If a proxy is given by a corporation, the proxy must be executed under either the common seal of the corporation (if required) or under the hand of an officer of the Company or its duly authorised attorney. In the case of joint shareholders, this proxy must be signed by at least one of the joint shareholders, personally or by a duly authorised attorney.

6. If the proxy form specifies a way in which the proxy is to vote on any of the resolutions stated above, then the following applies:

   (a) the proxy need not vote on a show of hands, but if the proxy does so, the proxy must vote that way; and
   (b) if the proxy has two or more appointments that specify different ways to vote on the resolution, the proxy must not vote on a show of hands; and
   (c) if the proxy is the Chairperson, the proxy must vote on a poll and must vote that way; and
   (d) if the proxy is not the Chairperson, the proxy need not vote on a poll, but if the proxy does so, the proxy must vote that way.

7. If a proxy is also a shareholder, the proxy can cast any votes the proxy holds as a shareholder in any way that the proxy sees fit.

Please advise of any change of address by completion of the section below:

My new address is:

____

____

____

RECEIVED

2008 NOV 12 A 8:28

IMPERIAL

ABN 29 002 148 361
and its Controlled Entities

2008 ANNUAL REPORT

CONTENTS

COMPANY INFORMATION

Directors
B W McLeod (Executive Chairman)
D H Sutton
K A Torpey
M K Maloney

Registered Office
Level 7
151 Macquarie Street
Sydney NSW 2000
Telephone: (02) 9251 1846
Facsimile: (02) 9251 0244

Auditors
Nexia Court & Co
Level 29, Tower Building
Australia Square
264 George Street
Sydney NSW 2000

Share Registry
Computershare Investor Services Pty Limited
Level 3
60 Carrington Street
Sydney NSW 2000

www.imperialcorporation.com.au

Secretary
D L Hughes

Bankers
Australian & New Zealand Banking Group Limited

Solicitors
Chang, Pistilli & Simmons
Level 13
95 Pitt Street
Sydney NSW 2000

Stock Exchange Listings

Australia
Australian Securities Exchange
(Home Exchange Brisbane Queensland)

IMP - Ordinary Shares

United States of America
New York OTC Market: Code: IMPGY
OTC#: 452869103
Sponsor: Bank of New York
1 ADR for 20 Ordinary shares

REVIEW OF OPERATIONS

Imperial Corporation Limited ("Imperial" or "the Company") is pleased to announce its annual review for the 12 months to 30 June 2008, plus an update on significant subsequent events that have occurred since the financial year end.

Since the last Review of Operations, the Company continued the expansion of its hydrocarbon production and development assets in North America and realised it's cornerstone shareholding in Bemax Resources Limited ("Bemax"). In particular, to date, the 2008 period has been extremely positive for the long term future of the Company. Major events that have lead the Company to this position include:

- The finalisation of the Bemax Board agreed takeover of Bemax Resources Limited by its major shareholder, The National Titanium Dioxide Company of Saudi Arabia. This released approximately $14.5 million in cash for the Company, of which around $5.5 million was utilised to repay debt.

- The establishment of a US$100 million Credit Facility with Macquarie Bank Limited for the Company's 75% owned subsidiary, Empire Energy USA LLC ("Empire Energy").

- In June 2008 the commencement of the initial drilling program of 18 developmental gas wells by Empire Energy. This lead to 5 successful wells from 5 wells drilled, which at current flow rates indicate around a 2 year payback. The drilling of the second stage of the next 5 wells commenced early October 2008.

- The continuing review of additional low risk acquisition and or merger opportunities in the energy sector in both the USA and elsewhere.

IMPERIAL RESOURCES LLC 100%

In March 2006 the Company's wholly owned subsidiary, Imperial Resources LLC ("Imperial Resources") in joint venture with American Natural Resources LLC ('ANR') commenced a natural gas development programme at Carrolltown, Cambria County, Pennsylvania, USA. This was Imperial's initial entry into the USA natural gas production industry. ANR is the operator of the joint venture.

The Carrolltown Prospect offered a low-cost, low risk opportunity to undertake a natural gas development program. The first 20 development wells undertaken by the Joint Venture have all been successful, and are expected to produce gas to that of a "typical" Indiana, PA, shallow Devonian well. Imperial holds a 75% working interest, generating a 60.9375% net revenue interest in the joint venture.

After 24 months of production the wells, on average are producing at expected flow rates for wells of this nature. On average, well production has dropped from around 21,600 Mcfpm to around 18,000 Mcfpm. This rate of decline is expected to slow from these levels, which is typical of Appalachian wells, whereby once production flattens out from around year 2 to 3, production then declines at around 3% pa for up to a further 20 to 40 years. For a 2 year period, from September 2007 to August 2009, the joint venture has locked in around 80% of expected gas produced at Carrolltown at a rate of US$8.45 Mcf.

The valuation of the 20 wells as at 1 January 2008 on a NPV (10%) basis was US$6m.

EMPIRE ENERGY USA LLC 75%

To consolidate the Company's operations in the north east USA, focus is now based around developing and building the assets of Empire Energy. The focus of Empire Energy is to:

- target and acquire independent hydrocarbon producers in the northern portion of the Appalachian Basin (New York, Pennsylvania, Ohio, West Virginia), the oldest oil and gas producing region in the USA;

- identify and acquire small to medium sized oil and gas assets that have current production and cash flow;

- aggregate a number of centralised producing wells to achieve economies of scale in operations and capital expenditure;

- leverage off the extensive local contact network of the shareholders and management to ensure active deal flow;

- achieve higher netbacks and economic returns through more effective product marketing; and

- enhance return potential by acquiring oil and gas drilling and service equipment to govern costs and control of oil and gas development plans.

- The independent valuation of Empire Energy production assets as at 1 January 2008 was US$20m.

The major event of 2008 have been:

I. The finalisation and signing of a Credit Facility with Macquarie Bank for up to US$100 million. The Facility will support Empire Energy to undertake its energy aggregation strategy by providing debt funding (subject to usual oil and gas lending benchmarks) which will include:

- additional oil and natural gas acquisitions in the Appalachian Basin;
- the addition of oil production and reserves;
- further oil and natural gas development drilling;
- the acquisition of other energy related assets in the region, such as gathering pipeline networks, drilling rigs and servicing equipment.

II. The successful completion of the first 5 wells of an 18 well drilling program. Production from the new wells is averaging around 5,000 Mcfpm. In addition by utilising Empire Energy's own equipment for aspects of well development, individual well costs have been reduced by approximately 25%. Leading to a greatly improved netback per well.

Facility Details

The Empire Energy Facility with Macquarie Bank consists of:

1. A **US$50 million Revolving Line of Credit Facility ("Revolver")** to refinance existing debt and to undertake future acquisitions. The Revolver will be subject to a Borrowing Base consistent with normal and customary oil and gas lending practices of Macquarie Bank.

2. A **US$50 million Acquisition and Development Term Credit Facility ("Term Facility")** to refinance an existing facility, to undertake acquisitions and to support capital expenditure under an agreed development plan for oil and gas properties and services companies in the Appalachian Basin. A drawdown on the Term Facility will be based on predefined benchmarks.

As a component of the Macquarie Bank Facility, Empire Energy has locked in (through hedge contracts or collars) approximately 55% of existing gas production for periods between 2 to 5 years at an average price of around US$8.10 per Mcf.

INVESTMENTS

The Company currently holds approximately $9 million in cash and cash investments. In addition, excluding investments in Empire Energy and the Carrolltown JV Project, the Company has allocated a small portion of cash assets to other investments. These are:

Central Rand Gold - $90,000 (LSE).	South African Gold development, with expected mining 2009. (~$583,000 realised profit to date).
Fall River Resources - $200,000 (ASX/TVE).	North American oil and gas exploration with assets under review.
Shaw River Resources - $200,000 (ASX)	North West Australian manganese and iron ore exploration.
Erin Resources - US$75,000 (Seed)	Northern Nigerian gold and base metals exploration.

FUTURE

To provide future capital growth as well as generating ongoing cashflow, the Board is focusing on the development and growth of Empire Energy. The strategy is to aggregate small to medium size oil and gas assets in the Appalachian Basin. Following the initial acquisition in late 2006 a number of other potential acquisitions have been reviewed. Unfortunately over the last 6 to 8 months, the recent land rush for Marcellus Shale acreage has seen costs increase from around $20 per acre to over $4,000 per acre, an increase to beyond what is considered economic by Empire Energy with a focus on the shallower Devonian wells. However, over the past month this land grab has substantially fallen away with acreage prices (especially for the shallow Devonian horizons sought by Empire Energy) falling back to more acceptable valuation levels.

The medium term strategy of Empire Energy is to aggregate sufficient energy related assets until a critical mass is achieved to enable an IPO or trade sale.

Basis of Qualified Auditor's Opinion

The Auditors have provided a qualified Auditor's opinion as the financial statements of the controlled entity Empire Energy USA, LLC were not audited or reviewed for the six months period 1 January, 2008 to 30 June 2008 resulting in the Auditors being unable to perform additional procedures to satisfy themselves as the accuracy of these financial statements.

The financial statements of Empire Energy USA, LLC are audited on an annual basis (the company has a 31 December balance date).

The auditors are provided with a copy of the audited financial statements of Empire Energy USA LLC when they become available.

DIRECTORS' REPORT

In respect of the financial year ended 30 June 2008, the Directors of Imperial Corporation Limited present their report together with the Financial Report of the Company and of the consolidated entity, being the Company and its controlled entities, and the Auditor's Report thereon.

Directors
The following persons held office as Directors of Imperial Corporation Limited at anytime during or since the end of the financial year:

B W McLeod	Executive Chairman
D H Sutton	Non-Executive Director
K A Torpey	Non-Executive Director
M K Maloney	Non-Executive Director Appointed 14 August 2007

All the Directors have been in office since the start of the financial year unless otherwise stated.

Principal Activities
During the year the principal continuing activities of the Consolidated Entity consisted of:

- The development of the Natural Gas Joint Venture in Cambria County, Pennsylvania, USA.
- The expansion of Empire Energy USA LLC to acquire additional oil and gas assets in the NE USA.
- Maintaining the cornerstone shareholding in Bemax Resources Limited.
- Reviewing new investment and business opportunities in the resources sector to enhance shareholder value.

There were no significant changes in the nature of the Company's principal activities during the financial year, with the exception that in June 2008 the Company accepted a takeover offer for its shareholdings in Bemax Resources Limited from Cristal Australia Pty Ltd.

Review of Operations
The consolidated net loss of the consolidated entity after providing for income tax was $2,704,313 compared to a loss of $1,389,698 for the previous corresponding period.

Dividends
The Directors have not recommended the payment of a final dividend.

Significant Changes in State of Affairs
Significant changes in the state of affairs of the Consolidated Entity during the financial year were as follows:

(i) Capital Structure

Contributed equity of the company increased by $151,210 (from $60,575,754 to $60,726,964) during the financial year as a result of:

-	Issue of 7,500,000 ordinary shares at $0.01 pursuant to the exercise of unlisted options expiring 16 April 2010	$75,000
-	Less transaction costs associated with previous share issues	($ 5,855)
-	Transfer from option reserve on exercise of options	82,065
		$151,210

(ii) Disposal of Investment

In June 2008 the Company accepted a takeover offer from Cristal Australia Pty Limited of $0.32 per share for its 4.8% holding in Bemax Resources Limited. The offer price valued the Company's investment at $14,432,973.

The Cristal Australia Pty Ltd takeover offer became unconditional on 9 July 2008 when acceptances exceeded the 90% acceptance level.

(iii) Liquidation of Controlled Entities

The liquidation process involving two non-operating controlled entities May Day Mines Pty Ltd and ACN 053 015 606 Limited was completed during the period resulting in both companies being deregistered on 29 May 2008.

(iv) Refinance of Margin Lending Facilities

On 29 April 2008 the Company completed the refinancing of its shareholding in Bemax Resources Limited. This action resulted from turmoil experienced in the Australian margin lending industry. $4.725 million was raised under a structured financial arrangement on the following terms and conditions:

Period	-	8.0% pa
	-	10% share of profit, if any, earned on the sale of Bemax shares from a base price of $0.23 per share, the price at which Bemax shares were trading on the ASX at the date of commitment to the loan facility
	-	45,000,000 unlisted Imperial options exercisable at $0.01 per share on or before 16 April 2010, allocated on a pro-rata basis to lenders
Security	-	Registered mortgage over 45 million Bemax shares.

Matters Subsequent to Balance Date

On 11 August 2008 the Company received $14,432,973 from Cristal Australia Pty Limited being the consideration from the takeover offer for the Company's 4.8% shareholding in Bemax Resources Limited. The funds raised pursuant to the structured financial arrangement to refinance the original margin lending facilities were repaid.

The original cost of this investment was $8,047,880.

Other than the matter disclosed above, there is no matter or circumstance that has arisen since 30 June 2008 that has significantly affected or may significantly affect:

a the operations, in financial years subsequent to 30 June 2008, of the Consolidated Entity; or
b the results of those operations; or
c the state of affairs, in financial years subsequent to 30 June 2008, of the Consolidated Entity.

Likely Developments
Except for information disclosed on certain developments and the expected results of those developments included in this report under Review of Operations, further information on likely developments in the operations of the Consolidated Entity and the expected results of those operations have not been disclosed in this report because the Directors believe it would be likely to result in unreasonable prejudice to the Consolidated Entity.

Information on Directors

Bruce William McLeod, B.Sc (Maths), M.Com (Econ) Age 55
Executive Chairman

Experience and Expertise
Mr McLeod has had extensive experience in the Australian capital markets. Over the past 15 years he has been involved in raising debt and equity capital for a number of property projects and companies, as well as the takeover and rationalisation of listed and unlisted companies. Prior to this he spent 6 years with BA Australia Limited, where he was Executive Director, responsible for the financial and capital markets operations.

Appointed a Director on 21 May 1996.

Special Responsibilities
Chairman of the Board

Other Current Directorships
Non-Executive Director of Carnegie Corporation Limited and Fall River Resources Limited.

Former Directorships in Last 3 Years
Bemax Resources Limited from October 2000 to July 2008.

David Henty Sutton, B.Com ASA ACIS Age 65
Non-Executive Director

Experience and Expertise
Mr Sutton has many years experience as a Director of companies in sharebroking and investment banking. He is a Director of Martin Place Securities Pty Limited, a licenced securities dealer where he is responsible for corporate finance and sharebroking activities. Appointed a Director of the Company on 17 January 1997.

Special Responsibilities
Member of Remuneration Committee

Other Current Directorships
Non-Executive Director of Fall River Resources Limited, Silver Mines Limited and Chairman of Sinovus Mining Limited.

Former Directorships in Last 3 Years
Non-Executive Director of Hudson Resources Limited.

Kevin Anthony Torpey, B.E., MIE Aus., CP Eng, FAusIMM, (CP) Age 69
Non-Executive Director

Experience and Expertise
Mr Torpey is a Chartered Professional Engineer and a graduate from Sydney University. Over the last 40 years he has been involved in the development of many diverse major projects involving oil, iron ore, aluminium, nickel, lead/zinc, uranium, magnesite, coal and gold, located locally and in Ireland and Indonesia. Generally these projects have been associated with major companies such as Consolidated Goldfields, EZ Industries, Alcan, International Nickel, Tara Minerals Limited (Ireland), Noranda, Denison Mines (Canada), Toyota, Mitsubishi and Iwatani. For the last 20 years his association has mainly been as a corporate officer initially as Managing Director of Denison Mines (Australia) and then Managing Director of Devex Limited. Over the last few years he has acted as a consultant to a number of companies involved in mining projects and new technologies. Appointed a Director of the Company on 26 November 1992.

Special Responsibilities
Member of Remuneration Committee

Other Current Directorships
Non-Executive Director of Latrobe Magnesium Limited

Former Directorships in Last 3 Years
None

Mark Kevin Maloney
Non-Executive Director

Experience and Expertise
Mr Maloney has been involved in the investment banking industry for over 13 years, the last 10 of which were spent in London. His most recent position was as head of equities for J P Morgan, Australia. He also held the same position for Goldman Sachs, being responsible for establishing this business in London in 2000.

Mr Maloney has an extensive knowledge of the financial markets and through his various management roles has experience in business development and growth. Appointed a Director on 14 August 2007.

Special Responsibilities
Nil

Other Current Directorships
Non-Executive Director of The MAC Group Limited and CEO and Managing Director of Tulla Group Pty Limited.

Former Directorships in Last 3 Years
None.

Company Secretary
The Company Secretary is Mr David Hughes. Mr Hughes was appointed to the position of Company Secretary on 11 November 1992. Before joining Imperial Corporation Limited he has held similar positions with other listed

companies for over 20 years. He is currently acting as Company Secretary of the following other listed public companies:

Latrobe Magnesium Limited, Hudson Investment Group Limited, Hudson Resources Limited, Tiaro Coal Limited, Sinovus Mining Limited and Fall River Resources Limited.

Meetings of Directors
The number of Directors' meetings and number of meetings attended by each of the Directors of the Company during the financial year were:

	Directors' Meetings		Remuneration Committee Meetings	
Director	Attended	Held Whilst in Office	Attended	Held Whilst in Office
Mr B W McLeod	6	6	-	-
Mr D H Sutton	3	6	1	1
Mr K A Torpey	6	6	1	1
Mr M K Maloney	4	6	-	-

Retirement, Election and Continuation in Office of Directors

Mr D H Sutton is the Director retiring by rotation at the next Annual General Meeting in accordance with Article 50.1 of the Company's Constitution and being eligible offers himself for re-election.

Remuneration Report
This report outlines the remuneration arrangements in place for Directors and Executives of Imperial Corporation Limited.

Remuneration Committee
The Remuneration Committee reviews and approves policy for determining executives remuneration and any amendments to that policy.

The Committee makes recommendations to the Board on the remuneration of Executive Directors (including base salary, incentive payments, equity awards and service contracts) and remuneration issues for Non-Executive Directors.

The members of the Remuneration Committee during the period were:

- D H Sutton – Independent Non-Executive
- K A Torpey – Independent Non-Executive

The Committee meets as often as required but not less than once per year.

The Committee met once during the period and Committee member's attendance record is disclosed in the table of Directors Meetings shown above.

Executive Directors' and Executive Remuneration
Executive remuneration and other terms of employment are reviewed annually and are based predominantly on the past year's growth of the Company's net tangible assets and shareholder value, having regard to performance against goals set at the start of the year, relevant comparative information and independent expert advice. As well as basic salary, remuneration packages include superannuation and other bonuses and incentives linked to predetermined performance criteria. Executive Directors and executives are able to participate in an Employee Share Option Scheme.

Remuneration packages are set at levels that are intended to attract and retain executives capable of managing the Consolidated Entity's operations. Consideration is also given to reasonableness, acceptability to shareholders and appropriateness for the current level of operations.

Performance Based Remuneration
As part of the Executive Directors' remuneration package there is a performance-based component, consisting of key performance indicators (KPIs). The intention of this program is to facilitate goal congruence between executives and that of the Company and shareholders.

Performance in relation to the KPIs will be assessed annually, with bonuses being awarded depending on performance of the company over the past year. Following the assessment, the KPIs will be reviewed by the Remuneration Committee in light of the desired and actual outcomes, and their efficiency assessed in relation to the Company's goals and shareholder wealth, before KPIs are set for the following year.

Non-Executive Directors' Remuneration
Remuneration of Non-executive Directors is determined by the Board based on recommendations from the Remuneration Committee and the maximum amount approved by shareholders from time to time. Non-executive Directors are also able to participate in an Employee Share Option Scheme.

The Board undertakes an annual review of its performance and the performance of the Board Committees against goals set at the start of the year.

Details of the nature and amount of each element of the remuneration of each Director of Imperial Corporation Limited and each specified executive of the Company and the Consolidated Entity receiving the highest remuneration are set out in the following tables.

	Base emolument $	Super contributions $	Bonus Payments $	Other Benefits $	Total $
	Primary				
Directors					
B W McLeod	200,000	-	209,915	31,084	440,999
K A Torpey	20,000	1,800	-	-	21,800
D H Sutton	-	20,000	-	-	20,000
M K Maloney	17,500	1,575	-	-	19,075
Specified Executive of the Company					
D L Hughes	54,000	4,860	-	8,400	67,260

There is no other element of remuneration.

The base remuneration shown above for B W McLeod represents amounts paid to Eastern & Pacific Capital Pty Ltd for management consulting services. B W McLeod is a Director and shareholder of Eastern & Pacific Capital Pty Ltd.

Service Agreements
Remuneration and other terms of employment with Mr B W McLeod (Executive Chairman) have been formalised in a service agreement dated 20 September 2006. The terms of this agreement are as detailed below:

- Term of agreement – 3 years commencing 1 July 2006
- Base salary of $200,000 per annum to be reviewed annually by the remuneration committee
- Payment of termination benefits apply other than for gross misconduct.
- Performance based incentive bonus based upon annual performance set against key performance indicators.
- Other benefits include provision of fully maintained motor vehicle and participation in the Company's executive option plan.

There are no other service agreements in place formalising the terms of remuneration of directors or specified executives of the company and the consolidated entity.

Loans to Directors and Executives
There were no loans made to Directors or Specified Executives of the Company and the Consolidated Entity during the period commencing at the beginning of the financial year and up to the date of this report.

There are no loans outstanding at the date of this report.

Share Options Granted to Directors and Specified Executives
There were no options issued to Directors or Specified Executives of the Company during the financial year or during the period since the end of the financial year and up to the date of the report.

At the date of this report there were 10,000,000 unissued shares under option to Directors of the Company. These options are exercisable at $0.0047 (adjusted for rights issue) prior to 6 December 2010.

12.8. Directors' Interests and Benefits
The relevant interest of each director in the share capital of the Company as at the date of this report is:

Particulars of Interests in the Issued Capital of the Company
Directors

	Direct Interest		Indirect Interest	
Director	**Shares**	**Options**	**Shares**	**Options**
B W McLeod	5,104,167	-	71,117,386	-
D H Sutton	8,137,025	5,000,000	-	-
K A Torpey	1,416,667	5,000,000	22,320,477	-
M K Maloney	-	-	68,021,489	-
Specified Executives				
David L Hughes	17,867,986	-	1,395,718	-

Share Options
Granted – 46,000,000 options were granted over unissued shares during the financial year. These options were granted on the following basis:

- 1,000,000 options to acquire ordinary shares were granted on 5 March 2008 to an eligible executive pursuant to the terms and conditions of the Imperial Corporation Limited Executive Option Plan. These options are unlisted and are exercisable at $0.0105 at any time prior to 5pm on 5 March 2013.

- 45,000,000 options to acquire ordinary shares were granted on 16 April 2008 as an incentive to financiers on re-financing of an existing margin lending facility. These options are exercisable at $0.01 at any time prior to 16 April 2010.

Exercised – 7,500,000 options expiring 16 April 2010 were exercised at $0.01 in June 2008. 978,267 options have been exercised in the period since the end of the financial year.

Expiry – No options expired during or since the end of the financial year.

At the date of this report, the total number of unissued shares under option was 48,500,000. These options are exercisable on the following terms:

Number		Exercise Price	Expiry Date
10,000,000	Executive Options	$0.0047	6 December 2010
1,000,000	Executive Options	$0.0105	5 March 2013
36,521,733		$0.01	16 April 2010
47,521,733			

Directors' and Officers' Indemnities and Insurance
During the financial year Imperial Corporation Limited paid an insurance premium, insuring the Company's Directors (as named in this report), company secretary, executive officers and employees against liabilities not prohibited from insurance by the Corporations Act 2001.

A confidentiality clause in the insurance contract prohibits disclosure of the amount of the premium and the nature of insured liabilities.

Proceedings on Behalf of the Company
No person has applied for leave of court to bring proceedings on behalf of the Company or intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or any part of those proceedings.

The Company was not a party to any such proceedings during the year.

Environmental Regulations
There are significant environmental regulations surrounding mining activities which have been conducted by Imperial. However, there has been no breach of these regulations during the financial year or in the period subsequent to the end of the financial year and up to the date of this report.

Declaration by the Chairman and Chief Financial Officer
The Directors have received and considered declarations from the Chairman and Company Secretary in accordance with Section 295A of the Corporations Act. The declaration states that in their opinion the Company's and Consolidated Entity's financial reports for the twelve months period ended 30 June 2008 present a true and fair view in all material aspects of the financial position and performance and are in accordance with relevant accounting standards.

Non-Audit Services
The Directors are satisfied that the provision of non-audit services during the period by the auditor (or by another person or firm on the auditors behalf) is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.

Details of amounts paid or payable to the auditor for non-audit services provided during the period by the auditor and details relating to auditor independence are:

- Taxation compliance services $13,455

The audit firm is engaged to provide tax compliance services and internal control reviews. The Directors believe that given the size of the Company's operations and the knowledge of those operations by the audit firm that it is appropriate for the auditor to provide these services. The Directors are of the opinion that these services will not compromise the auditor's independence requirements of the Corporations Act 2001.

Auditors Independence Declaration Under Section 307 of the Corporations Act 2001
A copy of the Auditors Independence declaration as required under Section 307C of the Corporations Act 2001 is set out on page14 and forms part of the Directors Report for the twelve months period ended 30 June 2008.

Auditor
Nexia Court & Co continues in office in accordance with Section 327 of the Corporations Act 2001. No officers of the company were previously partners of the audit firm.

This report is made in accordance with a resolution of the Directors.

B W McLEOD
Director

Sydney 30th September 2008

COURT
&CO
NEXIA
INTERNATIONAL
CHARTERED
ACCOUNTANTS
ABN 71 502 156 733

Level 29, Australia Square
264 George Street,
Sydney NSW 2000
PO Box H195,
Australia Square NSW 1215
T 61 2 9251 4600
F 61 2 9251 7138
info@nexiacourt.com.au
www.nexiacourt.com.au

LEAD AUDITOR'S INDEPENDENCE DECLARATION
UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

To the directors of Imperial Corporation Limited

I declare that, to the best of my knowledge and belief, in relation to the audit for the financial year ended 30 June 2008 there have been:

- no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and
- no contraventions of any applicable code of professional conduct in relation to the audit.

Nexia Court & Co
Chartered Accountants

David Gallery
Partner

Sydney
Dated: *30 September 2008*

CORPORATE GOVERNANCE STATEMENT

The Company and the Board are committed to achieving and demonstrating the highest standards of corporate governance and aim to comply with the Principles of Good Corporate Governance and Best Practice Recommendations set by the Australian Stock Exchange Corporate Governance Council.

However, given the current size of both the Company's level of operations and its Board of Directors, it is not appropriate or practical to comply fully with those principles and recommendations.

The Board continues to review these practices to ensure that they meet the interests of shareholders.

Board of Directors

The Board of Directors' **('the Board's')** primary role is the protection and enhancement of long-term shareholder value. In fulfilling this role, the Board is responsible for the overall corporate governance of the Company and its controlled entities ensuring the Consolidated Entity is run in a proper manner.

Responsibilities and Functions of the Board

The Board operates in accordance with the broad principles set out in its Charter and Terms of Reference. The Charter details the Board's composition and responsibilities.

The responsibilities of the Board include:

- reporting to shareholders and the market;
- ensuring adequate risk management processes exist and are complied with;
- reviewing internal controls and internal and external audit reports;
- ensuring regulatory compliance;
- monitoring financial performance, including approval of the annual and half-yearly financial reports and liaison with the Company's auditors;
- reviewing the performance of senior management;
- monitoring the Board composition, director selection and Board processes and performance;
- validating and approving corporate strategy;
- reviewing the assumptions and rationale underlying the annual plans and approving such plans; and
- authorising and monitoring major investment and strategic commitments.

The Board currently holds up to 12 scheduled meetings each year plus any ad hoc meetings as may be necessary. The Board met 6 times during the year and directors' attendance is disclosed on page 10.

The agenda for meetings is prepared in conjunction with the Chairman and the Company Secretary. Board papers are circulated in advance of the meetings with the following standing items: CEO's report, consolidated and divisional financial reports, specific decision papers, strategic matters, risk management, corporate governance and compliance.

Composition of the Board

The Board considers that its composition provides for the timely and efficient decision making required by the Company in its current circumstances.

Currently the Board of Directors comprises four members, one Executive Non-Independent Director who is also the Chairman and three Non-Executive Independent Directors. The Company does not comply with recommendation 2.1 and 2.3 which recommends that the Chairperson should be an Independent Director and that the roles of Chairperson and Chief Executive Officer should not be exercised by the same individual.

At this stage of the Company's development, the Board considers it neither appropriate or cost effective for there to be an independent Chairman and a separate Chief Executive Officer.

This matter continues to be under review and as circumstances allow, consideration will be given to the appropriate time to move to adopting the ASX Corporate Governance Guidelines.

Details of the members of the Board, their experience, expertise and qualifications are set out in the Directors Report on pages 8 to 9.

Term in Office

The position / status and term in office of each Director at the date of this report is as follows:

Name of Director	Position / Status	Term in Office
Bruce McLeod	Executive Chairman – Non Independent	12 years 4 months
Kevin Torpey	Non-Executive - Independent	15 years 10 months
David Sutton	Non-Executive- Independent	11 years 8 months
Mark Maloney	Non-Executive – Independent	1 year 1 month

The Board has assessed the independence status of the directors and has determined that there are three independent directors.

The Board has followed the CGC guidelines when assessing the independence of the directors which define an independent director to be a director who:

- is non-executive;
- is not a substantial shareholder of the Company or an officer of, or otherwise associated, directly or indirectly, with a substantial shareholder of the Company;
- has not within the last three years been employed in an executive capacity by the Company or another Group member, or been a director after ceasing to hold such employment;
- within the last three years has not been a principal or employee of a material professional adviser or a material consultant to the Company or another Group member;
- is not a significant supplier or customer of the Company or another Group member, or an officer of or otherwise associated, directly or indirectly, with a significant supplier or customer;
- has no material contractual relationship with the Company or another Group member other than as a director of the Company; and
- is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Company.

Materiality for these purposes is determined on both quantitative and qualitative bases. An amount which is greater than five percent of either the annual turnover of the Group or an individual director's net worth is considered material for these purposes. In addition, a transaction of any amount or a relationship is deemed material if knowledge of it impacts the shareholders' understanding of the director's performance.

Board Performance Evaluation

ASX Corporate Governance Council best practice recommendation 8.1 requires the disclosure of the process for performance evaluation of the Board, its committees and individual directors, and key executives. Given the current size of Imperial Corporation Limited's Board and level of activity of the Company, the Board does not currently have a formal process for the evaluation of individual Directors and would consider the implementation of one at this particular point as impractical.

Director Education

The Company provides a formal induction process for all new employees and directors to educate them on the nature of the business and its operations. Continuing education is provided via the regular Board updates provided by the divisional chief executives.

Chairman and Chief Executive Officer

The Chairman is also an executive director and is responsible for leading the Board, ensuring that Board activities are organised and efficiently conducted and for ensuring the directors are properly briefed for meetings. The Chairman is also responsible for implementing the Group's strategies and Board policies.

Access to Independent Professional Advice

Each director has the right of access to all relevant Company information and to the Company's executives. The directors also have access to external resources as required to fully discharge their obligations as directors of the Company. The use of these resources is co-ordinated through the Chairman of the Board. No such advice has been sought during the year.

Board Committees

To assist in the execution of its responsibilities, and to allow detailed consideration of complex issues, the Board has established a number of permanent committees, the details of which are set out below.

In addition, the Board will from time to time form a due diligence committee to monitor any projects that require a due process of enquiry and substantiation.

Nomination Committee

The nomination committee consists of the full Board as it is considered that the Board in not of sufficient size to justify the establishment of a separate nomination committee.

The Board reviews its composition on an annual basis to ensure that the Board has the appropriate mix of expertise and experience. When a vacancy exists, for whatever reason, or where it is considered that the Board would benefit from the services of a new Director with particular skills, the Board will select appropriate candidates with relevant qualification, skills and experience. External advisers may be used to assist in such a process. The Board will then appoint the most suitable candidate who must stand for election at the next general meeting of shareholders.

Remuneration Committee

The remuneration committee comprised the following members during the year:

- Mr D Sutton – independent Non-Executive
- Mr K A Torpey – Independent Non-Executive

The committee meets as often as is required, but not less than once per year.

The committee met once during the period and members attendance record is disclosed in the table of Directors meeting show on page 10.

Executive Directors and Executive Remuneration

The remuneration committee reviews and approves the policy for determining executives remuneration an any amendments to that policy.

Executive remuneration and other terms of employment are reviewed annually having regard to relevant comparative information and independent expert advice.

Remuneration packages include basic salary, superannuation and the rights of participation in the Company's Share Option Plan and Employee Share Purchase Plan.

Remuneration packages are set at levels that are intended to attract and retain executives capable of effectively managing the company's operations.

Consideration is also given to reasonableness, acceptability to shareholders and appropriateness for the current level of operations.

Non-Executive Directors

Remuneration on Non-Executive Directors is determined by the Board based on relevant comparative independent expert advice and the maximum amount approved by shareholders from time to time.

Non-Executive Directors have the right of participation in the Company's Share Option Plan and Employee Share Purchase Plan.

Audit Committee

The audit committee consists of the full Board. The structure of the audit committee does not comply with recommendation 4.3 which recommends that the audit committee consists of only Non-Executive Directors and the committee should have an independent Chairperson who is not the Chairperson of the Board.

The committee met twice during the year. The audit committee has adopted a formal charter which sets out the responsibilities of the audit committee.

These responsibilities include:

- Reviewing the annual and half year financial reports to ensure compliance with Australian Accounting Standards and generally accepted accounting principles;
- Monitoring corporate risk management practices;
- Review and approval of the Group's accounting policies and procedures;
- Reviewing the external and internal audit plans, and co-ordination between the internal and external auditors;
- Reviewing the nomination, performance and independence of the external auditors; and
- Organising, reviewing and reporting on any special reviews or investigations deemed necessary by the Board.

The audit committee has received confirmation in writing from the chairman and company secretary that:

The Company's Financial Report for the financial year ended 30 June 2008 present a true and fair view in all material respects of the Company's financial condition and operational results and are in accordance with relevant accounting standards.

Risk Assessment and Internal Control Procedures

The Board oversees the establishment, implementation and review of the Company's Risk Management System. To ensure it meets its responsibilities, the Board has implemented appropriate systems for identifying, assessing, monitoring and managing material risk throughout the organisation.

The Board does not employ an internal auditor, although as part of the Company's strategy to implement an integrated framework of control, the Board requested the external auditors review internal control procedures. Recommendations once presented are considered by the Board.

The Board has received written confirmation from the chairman and company secretary that the integrity of the financial statement is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board.

The Company's risk management and internal compliance and control system is operating efficiently in all material respects.

The Board requires this declaration to be made bi-annually.

Policy on Dealing in Company Securities

The Company has a policy on how and when the directors and employees may deal in the Company's securities. The purpose of this policy is to ensure that the directors and employees deal in the Company's securities in a manner which properly reflects their fiduciary duty, and that they do not transact in those securities whilst in possession of price sensitive information. This policy requires all directors and employees to seek approval from the Chairman and Company Secretary prior to dealing in the Company's securities.

Continuous Disclosure

The Company Secretary in consultation with the Chairman is responsible for communications with the ASX. The Company Secretary is also responsible for ensuring compliance with the continuous disclosure requirements of the ASX Listing Rules, and overseeing and co-ordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the general public.

The Company has a written policy on information disclosure that focuses on continuous disclosure of any information concerning the Company and its controlled entities that a reasonable person would expect to have a material effect on the price of the Company's securities.

Ethical Standards

The Company has a Code of Conduct applicable to all employees and directors. The requirement to comply with the Code is mandatory and is communicated to all employees. The Code sets out standards of conduct, behaviour and professionalism.

External Auditors

The full Board is responsible for the appointment, removal and remuneration of the external auditors, reviewing the terms of their engagement, and the scope and quality of the audit. In fulfilling its responsibilities, the Board receives

regular reports from management and the external auditors at least twice a year, or more frequently if necessary. The external auditors have a clear line of direct communication at any time to the Chairman of the Board.

The current auditors, Nexia Court & Co, were appointed in 1992. The Australian accounting bodies' statement on professional independence requires mandatory rotation of audit partners for listed companies every five years. Nexia Court & Co confirm that they conform with the requirements of the statement.

Nexia Court & Co are required to attend the Annual General Meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the Auditor's Report.

Communication with Shareholders

The Board recognises and respects the rights of our shareholders as the beneficial owners of the Company. In order to facilitate the effective exercise of those rights, the Company follows a communications strategy that aims to empower shareholders by:

- communicating effectively with them;
- providing easy access to balanced and understandable information about the Company; and
- encouraging and facilitating shareholder participation in general meetings.

The Company achieves this through the following avenues:

i) The Company's website **www.imperialcorporation.com.au**.
The website provides detailed information about all aspects of the Company's operations.

ii) Regular mailings
The Company provides shareholders with the option of receiving copies of all announcements made to the ASX by mail or via an electronic link to our website, ensuring that all shareholders are kept informed about the Company.

Shareholders also have the option of receiving a hard copy of the Annual Report each year or they can elect to receive an electronic link to the website via e-mail.

iii) General meetings
All shareholders are invited to attend the Annual General Meetings which are held in Sydney. The full Board and senior executives are present and available to answer questions from the floor, as are the External Auditor and a representative from the Company's legal advisors.

INCOME STATEMENTS for the year ended 30 June 2008

	Note	Consolidated 2008 $	Consolidated 2007 $	Company 2008 $	Company 2007 $
Revenue	3(a)	1,191,927	1,106,375	-	-
Cost of sales		(175,773)	-	-	-
Gross Profit		1,016,154	1,106,375	-	-
Other Income	3(b)	687,657	17,398	631,882	17,398
Administration expenses		(1,529,653)	(1,324,328)	(1,245,090)	(997,670)
Other expenses		(1,899,333)	(560,021)	(688,422)	(201,968)
Loss before tax and finance costs		(1,725,175)	(760,576)	(1,301,630)	(1,182,240)
Add finance costs					
Finance Income	3(d)	428,666	321,710	15,469	55,480
Finance expense	3(d)	(1,407,804)	(950,832)	(1,407,804)	(926,618)
Loss before income tax		(2,704,313)	(1,389,698)	(2,693,965)	(2,053,378)
Income tax expense	6(a)	-	-	-	-
Profit after tax from operations		(2,704,313)	(1,389,698)	(2,693,965)	(2,053,378)
Profit attributable to minority interests			-	-	-
Loss for the year	25	(2,704,313)	(1,389,698)	(2,693,965)	(2,053,378)
Changes in fair value of equity securities available-for-sale	16	3,568,715	(989,701)	3,568,715	(989,701)
Exchange differences on translation of foreign operations	16	(70,124)	(90,382)	-	-
Net income/(expense) recognised directly in equity		3,498,591	(1,080,083)	3,568,715	(989,701)
Total recognised income and expense for the year attributable to equity holders of the parent		794,278	(2,469,781)	874,750	(3,043,079)

	Note	Cent's per share	Cent's per share
Basic earnings per share	23	(0.17)	(0.09)
Diluted earnings per sha:e	23	(0.17)	(0.09)

The above income statements should be read in conjunction with the accompanying notes.

BALANCE SHEETS as at 30 June 2008

	Note	Consolidated 2008 $	Consolidated 2007 $	Company 2008 $	Company 2007 $
CURRENT ASSETS					
Cash and cash equivalents	22(i)	166,489	1,025,426	96,638	898,954
Trade and other receivables	7	454,522	255,474	254,584	62,769
Assets classified as held for sale	8	14,432,973	-	14,432,973	-
TOTAL CURRENT ASSETS		15,053,984	1,280,900	14,784,195	961,723
NON-CURRENT ASSETS					
Trade and other receivables	7	763,874	352,450	6,353,454	7,799,326
Financial assets	8	4,060,811	15,332,294	740,057	11,805,440
Investments accounted for using the equity method	9	(2,996)	(2,996)	-	-
Plant and equipment	10	2,504,435	4,154,627	31,643	37,093
Mining Tenements	11	-	-	-	-
TOTAL NON-CURRENT ASSETS		7,326,124	19,836,375	7,125,154	19,641,859
TOTAL ASSETS		22,380,108	21,117,275	21,909,349	20,603,582
CURRENT LIABILITIES					
Trade and other payables	12	745,810	300,556	741,214	243,116
Interest-bearing liabilities	13	7,308,624	5,268,075	7,308,624	5,268,075
Provisions	14	43,662	45,048	35,022	36,408
TOTAL CURRENT LIABILITIES		8,098,096	5,613,679	8,084,860	5,547,599
NON-CURRENT LIABILITIES					
Interest-bearing liabilities	13	1,750,000	4,428,049	1,750,000	4,428,049
TOTAL NON-CURRENT LIABILITIES		1,750,000	4,428,049	1,750,000	4,428,049
TOTAL LIABILITIES		9,848,096	10,041,728	9,834,860	9,975,648
NET ASSETS		12,532,012	11,075,547	12,074,489	10,627,934
EQUITY					
Contributed equity	15	60,726,964	60,575,754	60,726,964	60,575,754
Reserves	16	8,100,231	4,090,663	8,340,824	4,351,514
Accumulated losses	25	(56,295,183)	(53,590,870)	(56,993,299)	(54,299,334)
TOTAL EQUITY		12,532,012	11,075,547	12,074,489	10,627,934

The above balance sheets should be read in conjunction with the accompanying notes.

STATEMENTS OF CHANGES IN EQUITY FOR THE YEAR ENDED 30 June 2008

Consolidated	Issued Capital	Reserves	Accumulated Losses	Total Equity
At 1 July 2005	53,804,478	607,279	(51,010,044)	3,401,713
Share issues	3,162,312	-	-	3,162,312
Share issue transaction costs	(165,790)	-	-	(165,790)
Total income/expense for period	-	4,380,837	(1,191,128)	3,189,709
Cost of share based payments	-	182,630	-	182,630
At 30 June 2006	56,801,000	5,170,746	(52,201,172)	9,770,574
Share issues	3,940,602	-	-	3,940,602
Share issues transaction costs	(165,848)	-	-	(165,848)
Total income/expense for period	-	(1,080,083)	(1,389,698)	(2,469,781)
At 30 June 2007	60,575,754	4,090,663	(53,590,870)	11,075,547
Share issues	75,000	-	-	75,000
Share issue transaction costs	(5,855)	-	-	(5,855)
Total income/expense for period	-	4,091,633	(2,704,313)	1,387,320
Transfer from reserves	82,065	(82,065)	-	
At 30 June 2008	60,726,964	8,100,231	(56,295,183)	12,532,012

Company	Issued Capital	Reserves	Accumulated Losses	Total Equity
At 1 July 2005	53,804,478	777,748	(59,932,029)	(5,349,803)
Share Issues	3,162,312	-	-	3,162,312
Share Issue transaction costs	(165,790)	-	-	(165,790)
Total Income / Expense for period	-	4,380,837	7,686,073	12,066,910
Cost of share base payments	-	182,630	-	182,630
At 30 June 2006	56,801,000	5,341,215	(52,245,956)	9,896,259
Share issues	3,940,602	-	-	3,940,602
Share issues transaction costs	(165,848)	-	-	(165,848)
Total income/expense for period		(989,701)	(2,053,378)	(3,043,079)
At 30 June 2007	60,575,754	4,351,514	(54,299,334)	10,627,934
Share issues	75,000	-	-	75,000
Share issue transaction costs	(5,855)	-	-	(5,855)
Total income/expense for period	-	4,071,375	(2,693,965)	1,377,410
Transfer from reserves	82,065	(82,065)	-	-
At 30 June 2008	60,726,964	8,340,824	(56,993,299)	12,074,489

The above statements of changes in equity should be read in conjunction with the accompanying notes.

CASH FLOW STATEMENTS for the year ended 30 June 2008

	Note	Consolidated 2008 $	Consolidated 2007 $	Company 2008 $	Company 2007 $
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		1,307,158	938,503	122,464	-
Payments to trade creditors and employees		(1,377,294)	(1,866,091)	(1,065,674)	(919,170)
Interest received		15,469	79,856	15,469	55,480
Interest paid		(1,011,848)	(554,522)	(1,011,848)	(530,308)
Sundry Revenue		-	12,346	-	12,346
Net cash (used in)/provided by operating activities	22(ii)	(1,066,515)	(1,389,908)	(1,939,589)	(1,381,652)
CASH FLOWS FROM INVESTING ACTIVITIES					
Net loans to controlled entities		-	-	-	(4,450,726)
Payment for plant and equipment		(1,068)	(1,836,976)	(1,068)	(82)
Proceeds from sale of investments		683,392	15,371	683,392	15,371
Payments for investment in unlisted corporations		(57,250)	(3,273,009)	(57,250)	-
Payment for investment in listed corporations		(20,000)	(284,991)	(20,000)	(278,999)
Net cash used in investing activities		605,074	(5,379,605)	605,074	(4,714,436)
CASH FLOWS FROM FINANCING ACTIVITIES					
Net proceeds from issue of shares		(160,247)	3,422,953	(160,247)	3,422,953
Proceeds from converting options		75,000	-	75,000	-
Costs associated with issuing equity		(5,855)	-	(5,855)	-
Repayment of borrowings		(5,290,209)	-	(5,290,209)	-
Proceeds from borrowings		4,945,660	-	4,945,660	-
Issue of convertible notes		-	2,750,000	-	2,750,000
Loans repaid by other entities		-	(442,931)	-	(442,931)
Finance lease payments		(9,979)	(8,369)	(9,979)	(8,369)
Loan to other entities		(54,206)	(423,659)	(54,206)	-
Repayment of related party loans		31,094	-	981,047	-
Net cash provided by / (used in) financing activities		(468,742)	5,297,994	481,211	5,721,653
Net (decrease) / increase in cash held		(930,183)	(1,471,519)	(853,304)	(374,435)
Cash at the beginning of the financial year		1,025,426	2,587,327	898,954	1,273,389
Effect of exchange rate fluctuations		20,258	(90,382)	-	-
CASH AT THE END OF THE FINANCIAL YEAR	22(i)	115,501	1,025,426	45,650	898,954

The above cash flow statements should be read in conjunction with the accompanying notes.

1 SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION

a Corporate Information

Imperial Corporation Limited ("Company") is a company domiciled in Australia, whose shares are publicly traded on the Australian Securities Exchange.

The nature of the operation and principal activities of the consolidated entity are described in the Directors Report.

The financial report of the company for the year ended 30 June 2008 was authorised for issue in accordance with a resolution of Directors on 30th September 2008.

b Basis of Preparation

The financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporation Act 2001 and Australian Accounting Standards. The Financial Report has also been prepared on a historical cost basis and is presented in Australian dollars.

It is also recommended that the financial report be considered together with any public announcements made by Imperial Corporation Limited and its controlled entities during the year ended 30 June 2008. In accordance with continuous disclosure obligations arising under both the Corporation Act 2001 and Australian Securities Exchange Listing Rules.

c Statement of compliance

The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standard ('AIFRS'). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards ('IFRS').

A summary of the significant accounting policies of the group under AIFRS are disclosed in Note 1(d) below.

d Summary of Significant Accounting Policies

1. Basis of Consolidation

The consolidated financial statements comprise the financial statements of Imperial Corporation Limited and its subsidiaries ('the Group').

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

Adjustments are made to bring into line any dissimilar accounting policies that may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.

2. Foreign Currency Transactions
Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Australian dollars at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Australian dollars at foreign exchange rates ruling at the dates the fair value was determined.

3. Plant and Equipment
Plant and equipment is stated at cost less accumulated depreciation and any impairment in value. Plant and equipment are depreciated over their estimated useful lives using the straight line method as follows:

	2008	2007
- Plant and Equipment	10% – 20%	10% – 20%

Assets are depreciated from the date of acquisition. Profits and losses as sales of plant and equipment are taken into account in determining the results for the year.

Impairment
The carrying values of plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount.

4. Borrowing Costs
Borrowing costs are recognised as an expense when incurred.

5. Recoverable amount of assets
At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of value less costs to sell and value in use. It is determined for an individual asset, unless the asset's value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

6. Investments
All investments are initially recognised at cost, being the fair value of the consideration given and including acquisition charges associated with the investment.

After initial recognition, investments, which are classified as held for trading are measured at fair value. Gains or losses on investments held for trading are recognised in the income statement.

For investments that are actively traded in organised financial markets, fair value is determined by reference to Stock Exchange quoted market bid prices at the close of business on the balance sheet date.

7. Receivables
Trade receivables, which generally have 30-90 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.

An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written when identified.

8. Interest-bearing Liabilities
Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

9. Provisions – Employee Benefits

(i) Defined contribution plans
Obligations for contributions to defined benefit plans are recognised as an expense in the Income Statement as incurred.

(ii) Wages, salaries, annual leave and non-monetary benefits
Liabilities for employee benefits for wages, salaries, annual leave and represent present obligations resulting from employees' services provided to reporting date, calculated at undiscounted amounts based on remuneration wage and salary rates that the consolidated entity expects to pay as at reporting date including related on-costs, such as, workers compensation insurance, superannuation and payroll tax.

10. Payables
Trade and other payables are stated at cost.

11. Revenue Recognition

Other revenue is recognised as it accrues, or as disclosed in Note 6.

12. Taxation
Income tax expense
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realisation of settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

13. Other Taxes
Goods and Services Tax
Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the Statement of Financial Position.

Cash flows are included in the statement of Cash Flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

14. Share based Payment Transactions

The group provided benefits to directors and senior executives of the group through the executive share option plan whereby eligible participants render services in exchange for options over shares.

15. New Standards & Interpretations not yet Adopted

The following standards, amendments to standards and interpretations have been identified as those which may impact the group in the period of initial application. They are available for early adoption at 30 June 2008, but have not been applied in preparing this financial report:

- Revised AASB 3 Business Combinations changes the application of acquisition accounting for business combinations and the accounting for non-controlling (minority) interests. Key changes include: the immediate expensing of all transaction costs; measurement of contingent consideration at acquisition date with subsequent changes through the income statement; measurement of non-controlling (minority) interests at full fair value or the proportionate share of the fair value of the underlying net assets; guidance on issues such as reacquired rights and vendor indemnities; and the inclusion of combinations by contract alone and those involving mutuals. The revised standard becomes mandatory for the consolidated entity's 30 June 2010 financial statements. The group has not yet determined the potential effect of the revised standard on the consolidated entity's financial report.
- AASB 8 Operating Segments introduces the "management approach" to segment reporting. AASB 8, which becomes mandatory for the consolidated entity's 30 June 2010 financial statements, will require the disclosure of segment information based on the internal reports regularly reviewed by the consolidated entity's Chief Operating Decision Maker in order to assess each segment's performance and to allocate resources to them. Currently the group operates in two business and geographical segments. This may change under the revised standard.
- Revised AASB 101 Presentation of Financial Statements introduces as a financial statement (formerly "primary" statement) the "statement of comprehensive income". The revised standard does not change the recognition, measurement or disclosure of transactions and events that are required by other AASBs. The revised AASB 101 will become mandatory for the group's 30 June 2010 financial statements. The group has not yet determined the potential effect of the revised standard on the consolidated entity's disclosures.
- Revised AASB 127 Consolidated and Separate Financial Statements changes the accounting for investments in subsidiaries. Key changes include: the remeasurement to fair value of any previous/retained investment when control is obtained/lost, with any resulting gain or loss being recognised in profit or loss; and the treatment of increases in ownership interest after control is obtained as transactions with equity holders in their capacity as equity holders. The revised standard will become mandatory for the consolidated entity's 30 June 2010 financial statements. The consolidated entity has not yet determined the potential effect of the revised standard on the consolidated entity's financial report.
- Revised AASB 123 Borrowing Costs removes the option to expense borrowing costs and requires that an entity capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. The revised AASB 123 will become mandatory for the group's 30 June 2010 financial statements and is not expected to have any effect on the financial report.
- AASB 2008-1 Amendments to Australian Accounting Standard - Share-based Payment: Vesting Conditions and Cancellations changes the measurement of share-based payments that contain non-vesting conditions. AASB 2008-1 becomes mandatory for the consolidated entity's 30 June 2010 financial statements. The group has not yet determined the potential effect of the amending standard on the consolidated entity's financial report.

2 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Company's risk management policy sets out the Company's overall risk management framework and policies, including monthly review by the board of the Company's financial position and financial forecasts, and maintaining adequate insurances.

Principal financial instruments

The principal financial instruments are as follows:

- Cash and cash equivalents
- Trade and other receivables
- Intercompany balances
- Trade and other payables

The group does not use derivative financial instruments, and has no off-balance sheet financial assets and liabilities at year-end.

Financial instrument risk exposure and management

In common with all other business, the group is exposed to risks that arise from its use of financial instruments. The main risks arising from the group's financial instruments are interest rate risk, liquidity risk, currency risk, share market risk and credit risk. This note describes the group's objectives, policies and processes for managing those risks and methods used to measure them. Further quantitative information in respect of these risks is presented throughout these financial statements.

There have been no substantive changes in the Group's exposure to financial instrument risks, its objectives, policies and processes for managing those risks or the methods used to measure them from previous periods unless otherwise stated in this note.

General objective, policies and processes

The board has overall responsibility for the determination of the Group's risk management objectives and policies and has the responsibility for designing and operating processes that ensure the effective implementation of the objectives and policies to the Group's finance function. The board receives monthly reports through which it reviews the effectiveness of the processes put in place and appropriateness of the objectives and policies it sets.

The overall objective of the board is to set policies that seek to reduce risk as far as possible without unduly affecting the Group's competitiveness and flexibility. Further details regarding these policies are set out below:

- Credit Risk

Credit risk is the risk that the other party to the financial instrument will fail to discharge their financial obligation in respect of that instrument resulting in the Group incurring a financial loss. The Group's exposure to credit risk arises from potential default of the counter party with the maximum exposure equal to the carrying amount of these instruments.

Trade and other receivable balances are monitored on an ongoing basis with the Group's exposure to bad debts minimal.

The maximum exposure to credit risk at balance date is as follows:

	Consolidated		Company	
	2008	2007	2008	2007
Trade and other receivables	1,218,396	607,924	6,608,038	7,862,095

The maximum exposure to credit risk at balance by country is as follows:

	Consolidated		Company	
	2008	2007	2008	2007
Australia	455,483	261,881	308,940	66,391
Unites States of America	762,913	346,043	6,299,098	7,795,704

- Liquidity Risk

Liquidity risk is the risk that the Group may encounter difficulties raising funds to meet its financial obligations in relation to financial instrument as and when they fall due.

The Group's policy is to ensure that it will always have sufficient cash to allow it to meet it is liabilities when they become due. To achieve this aim, it seeks to maintain cash balances (or agreed facilities) to meet expected requirements for a period of at least 90 days.

Maturity Analysis	Carrying Amount $	Contractual Cash flows $	< 6 months $	6-12 months $	1-3 years $
Consolidated 2008					
Current					
Trade and other payables	745,810	745,810	745,810		
Interest bearing liabilities	7,308,624	7,308,624	4,610,199	2,698,425	
Non-current					
Interest bearing liabilities	1,750,000	1,750,000			1,750,000
Company 2008					
Current					
Trade and other payables	741,214	741,214	741,214		
Interest bearing liabilities	7,308,624	7,308,624	4,610,199	2,698,425	
Non-current					
Interest bearing liabilities	1,750,000	1,750,000			1,750,000
Consolidated 2007					
Current					
Trade and other payables	300,556	300,556	300,556		
Interest bearing liabilities	5,268,075	5,268,075		5,268,075	
Non-current					
Interest bearing liabilities	4,428,049				4,428,049
Company 2007					
Current					
Trade and other payables	243,116	243,116	243,116		
Interest bearing liabilities	5,268,075	5,268,075		5,268,075	
Non-current					
Interest bearing liabilities	4,428,049	4,428,049			4,428,049

NOTES TO THE FINANCIAL STATEMENTS for the year ended 30 June 2008 (Continued)

- Market Risk

Market risk arises from the use of interest bearing, tradable and foreign currency financial instruments.

It is the risk that the fair value or future cashflows of a financial instrument will fluctuate because of changes in interest rates (interest rate risk), foreign exchange rates (currency risk) or other market factors (other price risk).

1) Interest rate risk

The Group does not apply hedge accounting. The Group is constantly monitoring its exposure to trends and fluctuations in interest rates in order to manage interest rate risk. The Groups exposure to interest rate risk at 30 June 2008 is set out in the following tables:

			Fixed Interest Maturing in			
	%	Floating Interest Rate	1 Year or Less	Over 1 to 5 Years	Non-Interest Bearing	Total
CONSOLIDATED						
2008						
Financial Assets						
Cash and cash equivalents	2%	146,183			20,306	166,489
Trade and other receivables	-				454,522	454,522
Financial assets	12%			4,060,811	14,432,973	18,493,784
		146,183	-	4,060,811	14,907,801	19,114,795
Financial Liabilities						
Trade & Other Payables	-	-	-	-	745,810	745,810
Interest-bearing liabilities	12%	-	7,308,624	1,750,000	-	9,058,624
		-	7,308,624	1,750,000	745,810	9,804,434
2007						
Financial Assets						
Cash and cash equivalents	2%	1,004,981	-	-	20,445	1,025,426
Trade and other receivables	-	-	-	-	255,474	255,474
Financial assets	12%	-	-	3,520,714	11,811,580	15,332,294
		1,004,981	-	3,520,714	12,087,499	16,613,194
Financial Liabilities						
Trade & Other Payables	-	-	-	-	300,556	300,556
Interest-bearing liabilities	10.57%	5,139,908	128,167	4,428,049	-	9,696,124
		5,139,908	128,167	4,428,049	300,556	9,996,680
COMPANY						
2008						
Financial Assets						
Cash and cash equivalents	2%	76,338	-	-	20,300	96,638
Trade and other receivables	-	-	-	-	254,584	254,584
Financial assets	-	-	-	-	15,173,030	15,173,030
		76,338	-	-	15,447,914	15,524,252
Financial Liabilities						
Payables	-	-	-	-	741,214	741,214
Interest-bearing liabilities	10.57%	-	7,308,624	1,750,000	-	9,058,624
		-	7,308,624	1,750,000	741,214	9,799,838

	%	Floating Interest Rate	Fixed Interest Maturing in 1 Year or Less	Fixed Interest Maturing in Over 1 to 5 Years	Non-Interest Bearing	Total
COMPANY						
2007						
Financial Assets						
Cash and cash equivalents	2%	878,714	-	-	20,240	898,954
Trade and other receivables	-	-	-	-	62,769	62,769
Financial assets	-	-	-	-	11,805,440	11,805,440
		878,714	-	-	11,888,449	12,767,163
Financial Liabilities						
Trade & Other Payables	-				243,116	243,116
Interest-bearing liabilities	10.57%	5,139,908	128,167	4,428,049	-	9,696,124
		5,139,908	128,167	4,428,049	243,116	9,939,240

1) Currency risk

The Group's policy is, where possible to allow Group entities to settle liabilities denominated in their functional currency with the cash generated from their own operations in that currency. Where Group entities have liabilities denominated in a currency other than their functional currency (and have insufficient funds of that currency to settle them) cash already denominated in that currency will where possible, be transferred from elsewhere in the Group.

In order to monitor the continuing effect of this policy, the Group receives forecast, analysed by the major currencies held by the Group, of liabilities due for settlement and expected cash reserves.

At balance date the Group is exposed to currency risk for payables in United States Dollars.

- Share Market Risk

The company relies greatly on equity markets to raise capital for its oil and gas project development activities, and is thus exposed to equity market volatility.

When market conditions require for prudent capital management, in consultation with its professional advisers the Group look to alternative sources of funding, including the sale of assets and joint venture participation.

- Equity Risk

Equity price risk arises from investments in equity securities and Imperial Corporation Limited's issued capital.

A significant portion of the Group's equity investments at balance date were publicly traded on the ASX. With the acceptance of the Cristal Australia Pty Ltd takeover offer for its shareholding in Bemax Resources Limited for $14,432,973 the Group's exposure to equity price is now considered minimal and as such no sensitivity analysis has been completed.

Fair Value of Financial Assets and Liabilities

The fair value of all monetary financial assets and liabilities of Imperial Corporation Limited approximate their carrying value there were no off-balance financial assets and liabilities at year end.

Capital Risk Management

The Group considers its capital to comprise its ordinary share capital and reserves.

In managing its capital, the Group's primary objective as an explorer is to maintain a sufficient funding base to enable the Group to meet its working capital and strategic investment needs.

In making decisions to adjust its capital structure to achieve these aims, either through altering its dividend policy, new share issues, or consideration of debt the group considers not only its short-tem position but also its long-term operational and strategic objectives.

3 REVENUE AND EXPENSES

	Consolidated		Company	
	2008	2007	2008	2007
	$	$	$	$
a) Revenue				
Gas sales	1,191,927	1,106,375	-	-
b) Other Income				
Profit on sale of investments	569,017	5,052	569,017	5,052
Sundry revenue	70,962	9,373	15,187	9,373
Rental income	47,678	2,973	47,678	2,973
	687,657	17,398	631,882	17,398
c) Other Expenses				
Depreciation and amortisation	285,065	358,562	6,517	6,045
Employee benefits	(1,385)	(72)	(1,385)	(72)
Doubtful debts	2,976	10,094	2,976	10,094
Rental expense on operating lease	164,640	160,842	164,640	160,842
Exploration expenditure	-	-	-	-
Provision for diminution in value of investments	-	-	-	-
Provision for loss on advances to controlled entities	-	-	-	(5,536)
Share based Payments	-	-	-	-
Superannuation	24,135	30,595	24,135	30,595
d) Finance Costs				
Interest income from other parties	428,666	321,710	15,469	55,480
Interest paid	1,030,213	950,832	1,030,213	926,618
Fees and charges	377,591	-	377,591	-
Total Finance Costs	1,407,804	950,832	1,407,804	926,618

4 DIRECTORS AND EXECUTIVE OFFICERS REMUNERATION

Determination of Remuneration of Directors

Remuneration of non-executive directors comprise fees determined having regard to industry practice and the need to obtain appropriate qualified independent persons.

Remuneration of the executive director is determined by the Remuneration Committee (refer statement of Corporate Governance Practices for further details).

In this respect, consideration is given to normal commercial rates of remuneration for similar levels of responsibility, consistent with the Company's level of operations.

Determination of Remuneration of Other Key Management Personnel

Remuneration of senior executives is determined by the Remuneration Committee (refer statement of Main Corporate Governance Practices for further details). In this respect, consideration is given to normal commercial rates of remuneration for similar levels of responsibility, consistent with the Company's level of operations.

Directors and Executive Officers Remuneration

Details of the nature and amount of each major element of the remuneration of each director of the Company and each named officer of the Company and the Consolidated Entity receiving the highest remuneration are:

4 DIRECTORS AND EXECUTIVE OFFICERS REMUNERATION (CONT'D)

2008	Base emolument $	Super contributions $	Bonus Payments $	Other Benefits $	Total $
	Primary				
Directors					
B W McLeod	200,000	-	209,915	31,084	440,999
K A Torpey	20,000	1,800	-	-	21,800
D H Sutton	-	20,000	-	-	20,000
M K Maloney	17,500	1,575	-	-	19,075
Specified Executive of the Company					
D L Hughes	54,000	4,860	209,915	8,400	67,260

	Short Term Benefits			Share Based Payments	
2007	Base emolument	Super contributions	Other	Options	Total
Directors	$	$	$	$	$
B W McLeod	136,971	63,029	7,120	-	207,120
D H Sutton	10,000	10,900	-	-	20,900
K A Torpey	20,000	1,800	-	-	21,800
Other Key Management Personnel					
D L Hughes	54,000	4,860	5,872	-	64,732

* No consolidation figures have been disclosed as the figures for both Consolidated and the Company are the same.
* The value of the executive options has been arrived at using the binomial method.

	Consolidated 2008 $	Consolidated 2007 $	Company 2008 $	Company 2007 $
5 AUDITORS' REMUNERATION				
Auditing the year end financial statements - Nexia Court & Co	41,007	16,500	41,007	16,500
Half year review – Nexia Court & Co	23,078	13,866	23,078	13,866
Other services – Nexia Court & Co	13,455	17,981	13,455	17,981

6 INCOME TAX

a. Income Tax Expense

The amount of income tax expense/(benefit) attributable to the financial year differs from the amount of the prima facie income tax expense/(benefit) as follows:

	Consolidated		Company	
	2008 $	2007 $	2008 $	2007 $
Loss before income tax	(2,704,313)	(1,389,698)	(2,693,939)	(2,053,378)
Prima facie income tax/(benefit) @ 30% on the Loss before income tax	(811,294)	(416,909)	(808,182)	(616,013)
Non-deductible expenses	446,742	66,071	446,742	66,071
Deferred tax asset in relation to cost of equity raising not recognised	-	(49,754)	-	(49,754)
Deferred tax asset in relation deferred gas development expenditure not recognised	-	(167,000)	-	-
Deferred tax asset in relation to tax losses not recognised	364,552	567,592	361,440	599,696
Income tax expense	-	-	-	-

The potential deferred tax asset attributable to tax losses will only be obtained if:

I the Consolidated Entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deduction for the loss to be realised; or

ii the Consolidated Entity continues to comply with the conditions for deductibility imposed by the law; and

iii no changes in tax legislation adversely affect the Consolidated Entity in realising the asset.

b Dividend Franking Account

There are no franking account credits available as at 30 June 2008.

NOTES TO THE FINANCIAL STATEMENTS for the year ended 30 June 2008 (Continued)

	Consolidated 2008 $	Consolidated 2007 $	Company 2008 $	Company 2007 $
7 TRADE AND OTHER RECEIVABLES				
Current				
Trade debtors	197,910	167,872	19,800	-
Other debtors	256,612	87,602	234,784	62,769
	454,522	255,474	254,584	62,769
Less Provision for Doubtful Debts	-	-	-	-
	454,522	255,474	254,584	62,769
Non-current				
Loans to related companies	922,502	511,078	17,436	17,621
Loans to controlled companies	-	-	19,078,964	23,707,619
Provision for diminution in value of loans to related/controlled companies	(158,628)	(158,628)	(12,742,946)	(15,925,914)
	763,874	352,450	6,353,454	7,799,326
8 FINANCIAL ASSETS				
i Current				
Shares – Other Corporations				
- Listed available-for-sale (at fair value)	14,432,973	-	14,432,973	-
Non-current				
Shares – Other Corporations				
- Listed available-for-sale (at fair value)	687,803	11,715,436	687,803	11,715,435
- Unlisted (at cost)	3,774,588	7,882,598	15,667,610	16,255,362
Less accumulated impairment	(401,580)	(4,265,740)	(15,615,356)	(16,165,357)
	3,373,008	3,616,858	52,254	90,005
	4,060,811	15,332,294	740,057	11,805,440

8 FINANCIAL ASSETS (Continued)

ii Investments in Controlled Companies

	Country of Incorporation	Class of Share	Interest Held	
			2008 %	2007 %
Controlling Company				
Imperial Corporation Limited	Australia			
Controlled Companies				
Imperial Oil & Gas Pty Limited	Australia	Ordinary	100	100
Vodex Pty Limited	Australia	Ordinary	100	100
ACN 053 015 606 Limited	Australia	Ordinary	-	55
Mega First Mining NL	Vanuatu	Ordinary	100	100
Imperial Mining Investments Pty Limited	Australia	Ordinary	100	100
Jasinv Pty Limited	Australia	Ordinary	100	100
May Day Mines Pty Limited	Australia	Ordinary	-	100
Jasrad Pty Limited	Australia	Ordinary	100	100
Imperial Technologies Pty Limited	Australia	Ordinary	100	100
Imperial Management Services Pty Limited	Australia	Ordinary	100	100
OzNetwork Pty Limited	Australia	Ordinary	80.86	80.86
Imperial Resources LLC	USA	Ordinary	100	100
Imperial Energy Pty Ltd	Australia	Ordinary	100	100

All entities are audited by Nexia Court & Co with the exception of Mega First Mining NL, a Company incorporated in Vanuatu.

iii Liquidation of Subsidiaries

On 14 August, 2007 a liquidator was appointed to two non-operating subsidiaries ACN 053 015 606 Limited and May Day Mines Pty Ltd.

The liquidation process was completed during this financial year with both companies being deregistered on 29 May 2008.

iv Acquisitions and Disposals of Controlled Entities

Acquisitions
There were no acquisitions of controlled entities during the financial year.

Disposal
Two non-operating subsidiaries ACN 053 015 606 Limited and May Day Mines Pty Ltd were liquidated during the financial year

Previous Financial Year – 2007
Acquisitions and Disposals
There were no acquisitions or disposals of controlled entities during the 2007 financial year.

9 INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	Consolidated 2008 $	Consolidated 2007 $	Company 2008 $	Company 2007 $
Class A Shares in Empire Energy USA LLC	(2,996)	45,688	-	-
Class B Shares in Empire Energy USA LLC	3,182,068	3,520,710	-	-
Class C Shares in Empire Energy USA LLC	916,535	-	-	-
Adjusted for shares of loss for the period	(430,624)	(48,684)	-	-
Impairment loss	(401,580)			
	3,263,403	(2,996)	-	-
Less: Class B preference shares included in financial assets in Note 8	(2,349,864)	(3,520,710)	-	-
Less: Class C shares included in financial assets in Note 8	(916,535)	-	-	-
	(2,996)	(2,996)	-	-

10 PLANT AND EQUIPMENT

Non-Current

a Carrying Values

	Cost 2008 $	Cost 2007 $	Accumulated Depreciation 2008 $	Accumulated Depreciation 2007 $	Written Down Value 2008 $	Written Down Value 2007 $
Consolidated						
Plant & equipment – at cost	61,000	61,000	(61,000)	(61,000)	-	-
Office equipment – at cost	93,839	92,772	(88,404)	(87,310)	5,435	5,462
Leasehold improvements – at cost	68,846	68,846	(68,846)	(68,846)	-	-
Motor Vehicles – leased	36,150	36,150	(9,942)	(4,519)	26,208	31,631
Producing Gas Wells – at cost	3,044,904	3,435,841	(572,112)	(352,517)	2,472,792	3,083,324
Gas Wells under construction – at cost	-	1,034,210	-	-	-	1,034,210
	3,304,739	4,728,819	(800,304)	(574,192)	2,504,435	4,154,627
Company						
Plant & equipment - at cost	61,000	61,000	(61,000)	(61,000)	-	-
Office equipment – at cost	93,839	92,772	(88,404)	(87,310)	5,435	5,462
Leasehold improvements – at cost	68,846	68,846	(68,846)	(68,846)	-	-
Motor Vehicles – leased	36,150	36,150	(9,942)	(4,519)	26,208	31,631
	259,835	258,768	(228,192)	(221,675)	31,643	37,093

	Consolidated 2008 $	Consolidated 2007 $	Company 2008 $	Company 2007 $
10 PLANT AND EQUIPMENT (Continued)				
Office Equipment				
Carrying value at beginning	5,462	6,906	5,462	6,906
Additions	1,067	82	1,067	82
Disposals	-	-	-	-
Depreciation expense	(1,094)	(1,526)	(1,094)	(1,526)
	5,435	5,462	5,435	5,462
Motor Vehicles - leased				
Carrying value at beginning	31,631	-	31,631	-
Additions	-	36,150	-	36,150
Disposals	-	-	-	-
Amortisation	(5,423)	(4,519)	(5,423)	(4,519)
	26,208	31,631	26,208	31,631
Producing Gas Wells				
Carrying value at beginning	3,083,324	-	-	-
Additions	-	802,684	-	-
Transfer for Gas Wells under construction	-	2,633,157	-	-
Depreciation Expense	(278,548)	(352,517)	-	-
Effect of foreign exchange movements	(331,984)	-	-	-
	2,472,792	3,083,324	-	-
Gas Wells under construction				
Carrying value at beginning	1,034,210	2,633,157	-	-
Additions	-	1,034,210	-	-
Transfer to producing Gas Wells	-	(2,633,157)	-	-
Conversion to Class C shares in Empire Energy USA, LLC	(916,535)	-	-	-
Effect of foreign exchange movements	(117,675)	-	-	-
	-	1,034,210	-	-

11 MINING TENEMENTS

Mining Areas of Interest

	Consolidated 2008 $	Consolidated 2007 $	Company 2008 $	Company 2007 $
Non-Current				
Development Phase				
- at cost	1,100,000	1,100,000	1,100,000	1,100,000
- less provision for amortisation	(1,100,000)	(1,100,000)	(1,100,000)	(1,100,000)
	-	-	-	-

The ultimate recoupment of the carrying values of these areas of interest is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas.

12 TRADE AND OTHER PAYABLES

	Consolidated		Company	
	2008	2007	2008	2007
	$	$	$	$
Current				
Trade creditors	469,306	260,448	469,306	207,604
Other creditors	276,504	40,108	271,908	35,512
	745,810	300,556	741,214	243,116

13 INTEREST-BEARING LIABILITIES

	Consolidated		Company	
	2008	2007	2008	2007
	$	$	$	$
Current				
Bank Overdraft	50,988	-	50,988	-
Finance lease liability	17,802	9,979	17,802	9,979
Other loans	4,701,190	5,223,049	4,701,190	5,223,049
Other loans – related party	38,644	35,047	38,644	35,047
Convertible notes	2,500,000	-	2,500,000	-
	7,308,624	5,268,075	7,308,624	5,268,075
Non-current				
Finance lease liability	-	17,802	-	17,802
Convertible notes	1,750,000	4,410,247	1,750,000	4,410,247
	1,750,000	4,428,049	1,750,000	4,428,049

14 PROVISIONS

	Consolidated		Company	
	2008	2007	2008	2007
	$	$	$	$
Current				
Employee entitlements	43,662	45,048	35,022	36,408
	43,662	45,048	35,022	36,408

15 CONTRIBUTED EQUITY

	Consolidated		Company	
	2008 $	2007 $	2008 $	2007 $
Issued Capital				
Balance as at 1/7/2007	60,575,754	56,801,000	60,575,754	56,801,000
Issued During Period Shares				
-Issue of 7,500,000 ordinary shares @ $0.01 pursuant to the exercise of options in June 2008	75,000	-	75,000	-
-Transfer from option reserve on exercise of options	82,065	-	82,065	-
-Issue of 170,000,000 ordinary shares @ $0.016 pursuant to a private placement in November 2006	-	2,720,000	-	2,720,000
-Issue of 4,000,000 ordinary shares at $0.0047 pursuant to the exercise of executive options in September 2006	-	18,800	-	18,800
-Issue of 65,384,615 ordinary shares @ $0.013 pursuant to a private placement in June 2007	-	850,000	-	850,000
- Issue of 27,061,645 ordinary shares @ $0.013 to convert debt to equity in June 2007	-	351,801	-	351,801
Less costs associated with the share issues detailed above	(5,855)	(165,847)	(5,855)	(165,847)
Balance as at 30/6/2008	60,726,964	60,575,754	60,726,964	60,575,754

Share Options

Granted – 46,000,000 options were granted over unissued shares during the financial year. These options were granted on the following basis:

- 1,000,000 options to acquire ordinary shares were granted on 5 March 2008 to eligible executives pursuant to the terms and conditions of the Imperial Corporation Limited Executive Option Plan. These options are unlisted and are exercisable at $0.0105 at any time prior to 5pm on 5 March 2013.
- 45,000,000 options to acquire ordinary share were granted on 16 April 2008 as an incentive to financiers on re-financing of an existing margin lending facility. These options are exercisable at $0.01 at any time prior to 16 April 2010.

Exercised – 7,500,000 options expiring 16 April 2010 were exercised at $0.01 in June 2008. 978,267 options have been exercised in the period since the end of the financial year.

Expiry – No options expired during or since the end of the financial year.

At balance date the Company had on issue, the following securities and/or rights to convert to securities : -

Shares

- 1,648,310,134 listed ordinary shares – IMP

Options

- 10,000,000 unlisted executive options exercisable at $0.0047 expiring 6 December 2010.
- 1,000,000 unlisted executive options exercisable at $0.0105 expiring 5 March 2013
- 37,500,000 unlisted options exercisable at $0.01 expiring 16 April 2010

Convertible Notes

- 1,500,000 $1.00 Convertible notes convertible at 100 shares for each note maturing 11 May 2009.
- 1,750,000 $1.00 Convertible notes convertible at 40 shares for each note maturing 30 October 2009
- 1,000,000 $1.00 Convertible notes convertible at 68.9655 shares for each note, maturing 18 June 2009.

	Consolidated		Company	
16 RESERVES	**2008 $**	**2007 $**	**2008 $**	**2007 $**
Capital profit	-	-	170,469	170,469
Asset revaluation	607,279	607,279	607,279	607,279
Share Based payments	182,630	182,630	182,630	182,630
Fair value	6,959,851	3,391,136	6,959,851	3,391,136
Foreign currency translation reserve	(70,124)	(90,382)	-	-
Options	420,595	-	420,595	-
	8,100,231	4,090,663	8,340,824	4,351,514

Movement in Reserves

Fair Value Reserve				
Balance – 1 July 2007	3,391,136	4,380,837	3,391,136	4,380,837
Movement during period				
- Net change in the fair value of available for sale investments	3,568,715	(989,701)	3,568,715	(989,701)
Balance – 30 June 2008	6,959,851	3,391,136	6,959,851	3,391,136
Foreign Currency Transaction Reserve				
Balance – 1 July 2007	(90,382)	-	-	-
Movement during period				
- *Exchange differences on transaction of* foreign operations	20,258	(90,382)	-	-
Balance - 30 June 2008	(70,124)	(90,382)	-	-
Option Reserve				
Balance – 1 July 2007	-	-	-	-
- Options issued	502,660	-	502,660	-
- Options exercised	(82,065)	-	(82,065)	-
Balance – 30 June 2008	420,595	-	420,595	-

Fair Value Reserve
The fair value reserve comprises the cumulative net change in the fair value of available-for-sale assets until the investment is derecognised.

Foreign Currency Translation Reserve
The foreign currency translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

17 CONTINGENT LIABILITIES

a Companies in the Imperial Corporation Limited group have a maximum contingent liability of $93,000 to provide guarantees to Government Authorities to secure rehabilitation commitments in respect of mining tenements. No provisions are included in the financial statements for these amounts.

b Imperial has provided certain tax indemnities to an Investor under Agreements relating to Research and Development of Vitrokele Core Technology.

18 COMMITMENTS FOR EXPENDITURE

Exploration and Mining Tenement Leases
In order to maintain current rights of tenure to exploration and mining tenements, the Company and the companies in the Consolidated Entity are required to outlay lease rentals and to meet the minimum expenditure requirements of the various Government Authorities. These obligations are subject to re-negotiation upon expiry of the relevant leases or when application for a mining licence is made. No expenditure commitments exist at 30 June 2008.

i) Equipment Leases

Commitments in relation to equipment/motor vehicle leases contracted for at and subsequent to the reporting date but not recognised as liabilities:				
Not later than one year	12,974	3,216	12,974	3,216
Later than one year not later than two years	11,843	3,216	11,843	3,216
Later than two years not later than five years	-	536	-	536
	24,817	6,968	24,817	6,968

The group has the option to acquire the leased assets at the agreed value on the expiry of the leases.

ii) Property Licence
The company has entered into a cancellable licence agreement over the occupation of office premises.

The term of the occupancy licence is for 59 months concluding 30 June, 2011.

	Consolidated		Company	
	2008	2007	2008	2007
	$	$	$	$
Licence fees in relation to this agreement are payable as follows:				
Within one year	178,075	171,226	178,075	171,226
Later than one year not later than two years	185,198	171,226	185,198	171,226
Later than two years not later than five years	192,605	384,653	192,605	384,653
	555,878	727,105	555,878	727,105

19 SHARE BASED PAYMENTS

a) Executive Option Plan

The establishment of the Imperial Corporation Limited executive option plan was approved by shareholders at a general meeting of members held on 18 May 2000. Persons eligible to participate include executive officers of the company or a subsidiary, including a director holding salaried employment or office in the company or subsidiary.

Options are granted under the plan for no consideration. Options are granted for a five year term and are fully vested. Options granted under the plan carry no dividend or voting rights.

The exercise price of options is based on a minimum of the weighted average market price of shares sold in the ordinary course of trading on the ASX during the 5 trading days ending on the date the option is granted multiplied by 0.8.

Each option entitles the holder to subscribe for 1 unissued share.

Consolidated and Company – 2008

1,000,000 options were granted on 5 March 2008 to an eligible executive pursuant to the terms and conditions of the Imperial Corporation Limited Executive Option Plan. These options are unlisted and are exercisable at $0.105 at any time prior to 5 March 20013.

Consolidated and Company – 2007

There were no options granted pursuant to the executive option plan during the previous financial year.

Set out below are summaries of options granted under the plan during previous periods.

Grant Date	Expiry Date	Exercise Price	Balance at start of year	Granted during year	Exercised during year	Expired during year	Balance at end of year
6 July 2000	6 July 2005	9 cents	14,350,000	-	-	14,350,000	-
6 December 2005	6 December 2010	.065 cents	-	49,000,000	39,000,000	-	10,000,000
6 December 2005	6 December 2010	.08 cents	-	15,000,000	15,000,000	-	-
5 March 2008	5 March 2013	1.05 cents	-	1,000,000	-	-	1,000,000
			14,350,000	65,000,000	54,000,000	14,350,000	11,000,000

The exercise price of the options held at balance date has been adjusted by a given formula to 0.047 cents following the Pro-Rata Rights Issue to shareholders in June, 2006.

b) Expenses arising from share based payment transactions

Total expenses arising from share based payment transactions recognised during the period as part of employee benefit expense were as follows:

	Consolidated		Company	
	2008 $	2007 $	2008 $	2007
Options issued under executive option plan	10,268	-	10,268	-

20 SEGMENT INFORMATION

Primary Reporting – Business Segments

2008	Mining	Investments	Internet	Eliminations Unallocated	Consolidated
Sales to external customers	1,191,927	-	-	-	1,191,927
Other revenue	414,639	569,017	-	132,667	1,116,323
Total segment revenue	1,606,566	569,017	-	132,667	2,308,250
Segment result	(56,537)	569,017	-	-	512,480
Unallocated revenue less unallocated expenses					(3,216,793)
Loss before income tax expense					(2,704,313)
Income tax expense					-
Loss for the year					(2,704,313)
Depreciation and amortisation expense	(278,548)	-	-	(6,517)	(285,065)
Other non-cash expenses					(1,805,705)
Segment assets	3,477,574	18,490,788	-	-	21,968,362
Unallocated assets					411,746
Total assets					22,380,108
Segment liabilities	6,293,012	9,148,632	8,640	(6,434,008)	9,016,276
Unallocated liabilities					831,820
Total liabilities					9,848,096
Acquisition of property, plant and equipment, intangibles and other non-current segment assets					

20 SEGMENT INFORMATION (Continued)

Primary Reporting – Business Segments

2007	Mining	Investments	Internet	Eliminations Unallocated	Consolidated
Sales to external customers	1,106,375	-	-	-	1,106,375
Other revenue	237,155	5,052	-	96,901	339,108
Total segment revenue	1,343,530	5,052	-	96,901	1,445,483
Segment result	574,418	5,052	-	-	579,470
Loss before income tax expense					(1,969,168)
Income tax expense					(1,389,698)
Loss after income tax expense					-
Net loss					(1,389,698)
Depreciation and amortisation expense	(352,517)	-	-	(6,045)	(358,562)
Other non-cash expenses					(1,946,116)
Segment assets	4,757,087	15,329,298	-	-	20,086,237
Unallocated assets					1,031,038
Total assets					21,117,275
Segment liabilities	10,994,600	9,678,322	8,640	(10,964,862)	9,716,700
Unallocated liabilities					325,028
Total liabilities					10,041,728
Acquisition of property, plant and equipment, intangibles and other non-current segment assets	1,836,976	3,598,000	-	-	5,394,976

21 RELATED PARTY DISCLOSURES

a Disclosures Relating to Directors

i The names of persons who were directors of the Company at any time during the financial year were:

- B W McLeod
- D H Sutton
- K A Torpey
- M K Maloney

ii **Directors' Shareholdings**

Number of shares held by Company Directors.

Director	Balance at 1 July 2007	Received during year on exercise of options	Other changes during year	Balance at 30 June 2008
B W McLeod	67,396,714	-	-	67,396,714
D H Sutton	8,137,025	-	-	8,137,025
K A Torpey	23,737,144	-	-	23,737,144
M K Maloney	68,021,489	-	-	68,021,489

* Other changes refers to shares purchased or sold during the financial year.

Option Holdings

Number of options over ordinary shares in the Company held during the financial year by each Director of the Company, including their related entities are set out below:

Director	Balance at 1 July 2007	Granted during year as remuneration	Exercised during year	Expiring during year	Balance at 30 June 2008	Vested exercisable at 30 June 2008
B W McLeod	-	-	-	-	-	-
D H Sutton	5,000,000	-	-	-	5,000,000	5,000,000
K A Torpey	5,000,000	-	-	-	5,000,000	5,000,000
M K Maloney						

The options held by Directors were issued under an employee option plan. These options are exercisable at $0.0047 prior to 6 December 2010.

iii **Key Management Personnel**

Shareholdings

Executive	Balance at 1 July 2007	Received during year on exercise of options	Other changes during year	Balance at 30 June 2008
D L Hughes	19,263,704	-	-	19,263,704

Optionholdings

Number of options over ordinary share in the Company held during the financial year by each of the specified executives of the Company, including their related entities are set out below.

Specified Executive	Balance at 1 July 2007	Granted during year as remuneration	Exercised during year	Expiring during year	Balance at 30 June 2008	Vested exercisable at 30 June 2008
D L Hughes	-	-	-	-	-	-

21 RELATED PARTY DISCLOSURES (Continued)

		Consolidated		Company	
		2008 $	2007 $	2008 $	2007 $
iv	**Transactions with Directors**				
1)	B W McLeod is a director and shareholder of Eastern & Pacific Capital Pty Limited. The Company paid the following transactions:				
	- Management consultant fees	200,000	136,971	200,000	136,971
	- Interest accrued on loan facility	1,875	-	1,875	-
	- Loans advanced to Company	67,895	65,000	67,895	65,000
	- Loans repaid by Company	-	65,000	-	65,000
	- Bonus payment	209,915	-	209,915	-
2)	W McLeod lent funds to the Company and received repayments of some of this loan. Interest has been accrued on this loan				
	- Interest accrued on loan facility	3,597	4,341	3,597	4,341
	- Loan repaid	-	16,000	-	16,000
3)	K A Torpey lent funds to the Company and received repayment of the loan, interest has been accrued on this loan				
	- Repayment of loan	16,974	-	16,974	-
	- Interest	215	-	215	-
4)	Aggregate amounts payable to Directors and their related Companies at balance date:				
	- W McLeod				
	- Loan	21,000	21,000	21,000	21,000
	- Interest	17,644	14,047	17,644	14,047
	- Eastern & Pacific Capital				
	- Loans	67,895	-	67,895	-
	- Interest	1,875	-	1,875	-
	- Bonus	209,915	-	209,915	-
	- K A Torpey				
	- Interest	215	-	215	-

21 RELATED PARTY DISCLOSURES (Continued)

b Disclosures Relating to Wholly-Owned Controlled Companies

Imperial Corporation Limited is the ultimate controlling company of the Consolidated Entity comprising the Company and its wholly-owned controlled companies.

Interests held in controlled companies are set out in Note 7(ii) to the Financial Statements.

During the year, the Company advanced and received loans, and provided accounting and administrative services to other companies in the Consolidated Entity. The accounting and administrative services were provided free of charge, and the loans were interest free and unsecured.

	Company	
	2008 $	2007 $
Receivable		
Non-current		
Controlled companies	19,096,400	23,725,241
Less: Provision for diminution	(12,742,946)	(15,925,915)
	6,353,454	7,799,326

22 NOTES TO THE STATEMENTS OF CASH FLOWS

	Consolidated		Company	
	2008	2007	2008	2007
	$	$	$	$
i Reconciliation of Cash				
For the purpose of the Statement of Cash Flows, Cash includes Cash at Bank.				
Cash at the end of the financial year is shown in the Balance Sheet as follows:				
Cash at Bank	166,489	1,025,426	96,638	898,954
Bank Overdraft	(50,988)	-	(50,988)	-
	115,501	1,025,426	45,650	898,954
ii Reconciliation of net cash provided by/(used in) operating activities to profit for the year.				
Profit for the year	(2,704,313)	(1,389,698)	(2,693,965)	(2,053,378)
Depreciation	285,065	358,562	6,517	6,045
Accrued interest	(394,831)	154,456	18,366	396,310
Equity-settled share based payment transactions	10,268	-	10,268	-
Impairment loss	565,580	-	167,533	-
Share in JV losses	430,624	-	-	-
Cost of arranging finance	377,591	-	377,591	-
Share of loss of equity accounted investments	-	48,684	-	-
Profit on sale of investments	(569,017)	(5,052)	(569,017)	(5,052)
Unrealised foreign exchange loss	771,095	-	515,498	593,254
Provision for losses on advances to controlled entities	-	-	-	5,536
Changes in assets and liabilities:				
Change in receivables	(55,475)	(154,720)	(42,123)	13,209
Change in creditors and provisions	216,898	(402,140)	269,743	(337,576)
Net Cash (used in) operating activities	(1,066,515)	(1,389,908)	(1,939,589)	(1,381,652)

a Non-Cash Financing and Investing Activities

There were no non-cash financing or investing transactions during the current financial year. During the previous financial year 27,061,645 ordinary shares were issued at $0.013 to convert debt of $351,801 to equity. The company acquired a motor vehicle with a fair value of $36,150 by means of a finance lease. The acquisition is not reflected in full in the cash flow statement.

b Acquisition and Disposal of Controlled Entities

There were no acquisitions of controlled entities during the financial year. The liquidation of two non-operating subsidiaries was finalised during May 2008. There were no acquisitions or disposals of controlled entities during the previous financial year.

23 EARNINGS PER SHARE

	Consolidated	
	2008	2007
Basic earnings per share (cents per share)	(.17)	(.09)
Diluted earnings per share (cents per share)	(.17)	(.09)
Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share	1,641,322,429	1,490,926,446
Weighted average number of potential ordinary shares used in the calculation of diluted earnings per share	1,689,822,429	1,500,926,446

24 SUPERANNUATION COMMITMENTS

The Company contributed to externally managed accumulation superannuation plans on behalf of employees.

Company contributions are made in accordance with the Company's legal requirements.

25 ACCUMULATED LOSSES

	Consolidated		Company	
	2008 $	2007 $	2008 $	2007 $
Accumulated losses at the beginning of the financial year	(53,590,870)	(52,201,172)	(54,299,334)	(52,245,956)
Profit/(Loss) for the year	(2,704,313)	(1,389,698)	(2,693,965)	(2,053,378)
Accumulated losses at the end of the financial year	(56,295,183)	(53,590,870)	(56,993,299)	(54,299,334)

26 MATTERS SUBSEQUENT TO BALANCE DATE

On 11 August 2008 the Company received $14,432,973 from Cristal Australia Pty Limited being the consideration from the takeover offer for the Company's 4.8% shareholding in Bemax Resources Limited. The funds raised pursuant to the structured financial arrangement to refinance the original margin lending facilities were repaid.

The original cost of this investment was $8,047,880.

There is no matter or circumstance that has arisen since 30 June 2008 that has significantly affected or may significantly affect:

a the operations, in financial years subsequent to 30 June 2008, of the Consolidated Entity; or
b the results of those operations; or
c the state of affairs, in financial years subsequent to 30 June 2008, of the Consolidated Entity.

DIRECTORS' DECLARATION

In the opinion of the directors of Imperial Corporation Limited:

a The financial statements and notes of the company and of the consolidated entity, set out on pages 20 to 51 are in accordance with the Corporations Act 2001, including:

i Giving a true and fair view of the financial position of the Company and the Consolidated Entity as at 30 June 2008 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

ii Complying with Accounting Standards and the Corporations Regulations 2001; and

b The Executive Chairman and Company Secretary have each declared that:

i. The financial records of the company for the financial year have been properly maintained in accordance with Section 286 of the Corporations Act 2001;

ii. The financial statements and notes for the financial year comply with Accounting standards

iii The financial statements and notes for the financial year give a true and fair view.

c In the directors' opinion there are reasonable grounds to believe the company will be able to pay its debts as and when they fall due.

Signed in accordance with a resolution of the directors.

B W McLEOD
Director

Dated: 30th September 2008

NEXIA COURT & CO

CHARTERED ACCOUNTANTS
NEXIA INTERNATIONAL
ABN 71 502 156 733

Level 29, Australia Square
264 George Street,
Sydney NSW 2000
PO Box H195,
Australia Square NSW 1215
T 61 2 9251 4600
F 61 2 9251 7138
info@nexiacourt.com.au
www.nexiacourt.com.au

Independent Auditors' Report

To the members of Imperial Corporation Limited

We have audited the accompanying financial report of Imperial Corporation Limited, which comprises the balance sheet as at 30 June 2008, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration of the group comprising the company and the entities it controlled at the year's end or from time to time during the financial year.

Directors' responsibility for the financial report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1(c), the directors also state, in accordance with Accounting Standard AASB 101 *Presentation of Financial Statements,* that compliance with Australian equivalents to International Financial Reporting Standards ensures that for the Group the financial report, comprising the financial statements and notes complies with International Financial Reporting Standards.

Auditor's responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report and the remuneration disclosures contained in the directors' report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*. We confirm that the independence declaration required by the Corporations Act 2001, provided to the directors of Imperial Corporation Limited on 29 September 2008, would be in the same terms if provided to the directors as at the date of this auditor's report.

Basis for Qualified Auditor's Opinion

The financial statements of the controlled entity Empire Energy USA, LLC were not audited or reviewed for the six month period from 1 January 2008 to 30 June 2008. We were unable to perform additional procedures to satisfy ourselves as to the accuracy of these financial statements that have been consolidated into the group's financial statements for the year ended 30 June 2008.

Qualified Auditor's opinion on the financial report

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to satisfy ourselves as to the accuracy of the financial statements of Empire Energy USA, LLC:

(a) the financial report of Imperial Corporation Limited is in accordance with the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the company's and group's financial position as at 30 June 2008 and of its performance for the year ended on that date; and

  (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001*; and

(b) the financial report also complies with International Financial Reporting Standards as disclosed in Note 1(c).

Nexia Court & Co
Chartered Accountants

David Gallery
Partner

Sydney
Dated: *30 September2008*

SHAREHOLDER INFORMATION

ORDINARY SHARES

a Substantial Shareholders as at 20 September 2008

Name	Number of Shares	% Holding
Imperial Investments Pty Ltd	170,632,614	10.39
WYT Nominees Pty Ltd	88,676,778	5.40

b Distribution of Fully Paid Ordinary Shares

	Holders	Number of Shares	% Holding
1 – 1,000	34	11,159	0.00
1,001 – 5,000	91	284,966	0.02
5,001 – 10,000	119	991,458	0.06
10,001 – 100,000	2,053	111,614,319	6.80
100,001 and over	1,590	1,535,408,232	93.12
Total number of holders	3.,887	1,648,310,134	100.00

i	Number of holders of less than a marketable parcel	975
ii	Percentage held by 20 largest holders	36.62%

c Twenty Largest Shareholders as at 20 September 2008

	Name	Number of Shares	% Holding
1	Imperial Investments Pty Ltd	170,632,614	10.39
2	WYT Nominees Pty Ltd	88,676,778	5.40
3	Ms Michelle Wong	51,406,178	3.13
4	Belgravia Associates (NSW) Pty Ltd	52,396,489	3.20
5	Eastern & Pacific Capital Pty Ltd (B. McLeod Superfund)	42,640,181	2.60
6	Lai Yiu Sham	27,061,645	1.65
7	David Laurence Hughes	17,867,986	1.09
8	Overseas Express SA	14,875,000	.91
9	Famallon Pty Ltd (Famallon No.2 Superfund A/C)	14,359,000	.87
10	ANZ Nominees Limited	14,007,221	.85
11	Selpam Pty Ltd	14,000,000	.85
12	Mr Pheng Hong Chua	13,440,000	.82
13	Eastern & Pacific Capital Pty Ltd	12,277,366	.75
14	Mr Jan De Groot and Mrs Esme De Groot	10,500,000	.64
15	Mr Michael William Keyworth	10,000,000	.61
16	Pilment Pty Ltd	9,593,883	.58
17	Mr Peter Reginald Cahill	9,592,000	.58
18	Armco Barriers Pty Ltd	9,500,000	.58
19	Mr Kenneth Murray Mrs Ruth Murray (Murray Superfund A/C)	9,388,990	.57
20	Debuscey Pty Ltd	9,000,000	.55
		601,215,331	36.62

d Voting Rights

On a show of hands every member present in person or by proxy shall have one vote and upon a poll every member, present in person or by proxy, shall have one vote for every share except if the issue price has not been paid in full, then the holder is only entitled to a fraction of a vote on that share, being, the quotient of the amount paid up divided by the issue price of that share.

SHAREHOLDER INFORMATION (Continued)

LIST OF MINING TENEMENTS

Prospect	Tenement		Granted	Holder/ Applicant	Interest 30/06/2008	Interest 30/06/2007
New South Wales						
May Day	ML	1361	17/01/1995	IM	100%	100%

END